UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        RULE 13E-3 TRANSACTION STATEMENT
        (Pursuant to Section 13(e) of the Securities Exchange Act of 1934
                 and Rule 13e-3 (/section/240.13e-3) thereunder)

                              RIVERSIDE GROUP, INC.
                              (Name of the Issuer)
                              RIVERSIDE GROUP, INC.
                                   WILSON LLC
                              RGI MERGER SUB, INC.
                                J. STEVEN WILSON
                       (Name of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)


                                    769135104
                      (CUSIP Number of Class of Securities)


                                Catherine J. Gray
                              Riverside Group, Inc.
                         7800 Belfort Parkway, Ste. 100
                             Jacksonville, FL 32256
                       (904) 281-2200, fax (904) 296-0584
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of Person(s) Filing Statement)


                  PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:


                                 Dennis J. Block
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                               New York, NY 10038
                       (212) 504-6000, fax (212) 504-6666

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.


Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]


Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]


                            CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE

    $81,668.00                                                    $16.33
    ----------                                                    ------

*Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended (the "Act"). The transaction applies to an aggregate of 10,000,000 shares of common stock, par value $0.10 per share (the "Common Stock"), of Riverside Group, Inc., calculated as follows: 4,767,123 shares of common stock issued and outstanding less 2,725,415 shares of common stock then to be held by Wilson LLC ("Acquisition Company") and specified additional stockholders of Riverside Group, Inc. The proposed maximum aggregate value of the transaction is $81,668 calculated as follows: the product of 2,041,708 shares of common stock; times $0.04. In accordance with Rule 0-11 under the Act, the filing fee is determined by multiplying the transaction valuation by one-fiftieth of one percent.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1) Amount Previously Paid:
2) Form or Registration No.:
3) Filing Party:
4) Date Filed:

===============================================================================
                                  INTRODUCTION


This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Transaction Statement") is being filed by Riverside Group, Inc., a Florida corporation (the "Company"), Wilson LLC, a Florida Limited Liability Company ("Acquisition Company"), RGI Merger Sub, Inc., a Florida corporation ("Merger Sub") and wholly-owned subsidiary of Acquisition Company, (collectively the "Filing Persons") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with the proposed merger of Merger Sub, with and into the Company (the "Merger") pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 14, 2003 by and among the Company, Acquisition Company and Merger Sub. Pursuant to the Merger Agreement, if the Merger is consummated, among other things, (a) Merger Sub, Inc. will be merged with and into the Company, with the Company being the surviving corporation; and (b) each outstanding share of common stock of the Company, other than shares held by Acquisition Company and shares held by stockholders perfecting their dissenting rights under Florida law, will be cancelled and converted into the right to receive cash in the amount of $0.04 per share (the "Merger Consideration").

The Board of Directors of the Company, in reliance upon the written opinion of TM Capital Corp. (the "Financial Advisor"), the financial advisor to the Board of Directors of the Company, and each of the Filing Persons have determined that the Merger Consideration is fair to the Company's unaffiliated stockholders from a financial point of view and the Board of Directors recommends that the stockholders approve the Merger. The Merger Agreement and the Merger will be approved by the holders of a majority of the Company's outstanding common stock by written consent in lieu of a meeting in accordance with the provisions of Florida law.

The  cross  reference  sheet  below  is  being  supplied   pursuant  to  General
Instruction F to Schedule 13E-3 and shows the location in the Company's preliminary information statement (the "Information Statement") simultaneously being filed with the Securities and Exchange Commission (the "SEC") in connection with the Merger, which contains information required to be included in response to items in this Statement. The information in the Information Statement, including all Attachments thereto, is hereby expressly incorporated herein by reference and the responses to each of the Items herein are qualified in their entirety by the provisions of the Information Statement. All information in, or incorporated by reference in, the Information Statement or this Statement concerning the Company or its advisors, or actions or events with respect to any of them was provided by the Company, and all information in, or incorporated by reference in, the Information Statement or this Statement concerning Acquisition Company and Merger Sub, their respective affiliates, or actions or events with respect to them, was provided by Acquisition Company or such affiliates. The Information Statement incorporated by reference in this filing is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Statement shall have the respective meanings given in the Information Statement.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in "SUMMARY INFORMATION" in the Information Statement is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a) The information set forth on the Cover Page of the Information Statement is incorporated herein by reference.

(b) The information set forth on the Cover Page; "MARKET FOR COMPANY'S COMMON STOCK AND DIVIDENDS"; and "VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF" in the Information Statement is incorporated herein by reference.

(c) - (d) The information set forth in "MARKET FOR COMPANY'S COMMON STOCK AND DIVIDENDS" in the Information Statement is incorporated herein by reference.

(e) Not Applicable.

(f) The information set forth in "PRIOR STOCK PURCHASES" in the Information Statement is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

This Statement is being jointly filed by the Filing Persons.

3(a)(1)-(c)(1-2)  The  information  set  forth  on the  cover  page  and in "THE
PARTIES"  and  "CERTAIN   INFORMATION   REGARDING  FILING  PERSONS  AND  RELATED
TRANSACTIONS" in the information Statement is incorporated herein by reference.

(c)(3) -(5) The information set forth in "CERTAIN INFORMATION REGARDING FILING PERSONS AND RELATED TRANSACTIONS" in the Information Statement is incorporated herein by reference.

ITEM 4.   TERMS OF THE TRANSACTION.

(a)(2)(i) The information set forth in "THE MERGER AGREEMENT - The Merger" in the Information Statement is incorporated herein by reference.

(a)(2)(ii) The information set forth in "THE MERGER AGREEMENT - Merger Consideration" in the Information Statement is incorporated herein by reference.

(a)(2)(iii) The information set forth in "REASON FOR THE MERGER" in the Information Statement is incorporated herein by reference.

(a)(2)(iv) The information set forth in "SUMMARY INFORMATION" and "INTERESTS OF CERTAIN PERSONS IN THE MERGER" in the Information Statement is incorporated herein by reference.

(a)(2)(v) The information set forth in "THE MERGER AGREEMENT" in the Information Statement is incorporated herein by reference.

(a)(2)(vi)  The  information   set  forth  in  "ACCOUNTING TREATMENT"  in  the
Information Statement is incorporated herein by reference.

(a)(2)(vii)  The   information   set  forth  in  "CERTAIN   FEDERAL  INCOME  TAX
CONSEQUENCES" in the Information Statement is incorporated herein by reference.

(c) The information set forth in "THE MERGER AGREEMENT" in the Information Statement is incorporated herein by reference.

(d) The information set forth in "RIGHTS OF DISSENTING STOCKHOLDERS" in the Information Statement is incorporated herein by reference.

(e) The information set forth in "RIGHTS OF DISSENTING STOCKHOLDERS" in the Information Statement is incorporated herein by reference.

(f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) - (c) The information set forth in "CERTAIN INFORMATION REGARDING FILING PERSONS AND RELATED TRANSACTIONS" and "BACKGROUND OF THE MERGER" in the Information Statement is incorporated herein by reference.

(e) The information set forth in "INTERESTS OF CERTAIN PERSONS IN THE MERGER" and "CERTAIN INFORMATION REGARDING FILING PERSONS AND RELATED TRANSACTIONS" in the Information Statement is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) Not applicable.

(c)(1) - (8) The information set forth in "PLANS FOR THE COMPANY AFTER THE MERGER" in the Information Statement is incorporated herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) The information set forth in "NEGOTIATION OF THE AGREEMENT" and "REASONS FOR THE MERGER" in the Information Statement is incorporated herein by reference.

(b) The information set forth in "BACKGROUND TO THE MERGER" in the Information Statement is incorporated herein by reference.

(c) The information set forth in "REASON FOR THE MERGER" in the Information Statement is incorporated herein by reference.

(d) The information set forth in "THE MERGER AGREEMENT", "CERTAIN FEDERAL TAX CONSEQUENCES" and INTERESTS OF CERTAIN PERSONS IN THE MERGER" in the Information Statement is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

(a)-(F) The information set forth in "REASONS FOR THE MERGER" and "OPINION OF THE FINANCIAL ADVISOR" in the Information Statement is incorporated herein by reference.


ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(c) The information set forth in "OPINION OF THE FINANCIAL ADVISOR" in the Information Statement is incorporated herein by reference.

ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)-(b) The information set forth in "SOURCE OF FUNDS FOR THE MERGER" in the Information Statement is incorporated herein by reference.

(c) The information set forth in "ESTIMATED COSTS EXPENSES" in the Information Statement is incorporated herein by reference.

(d) The information set forth in "SOURCE OF FUNDS FOR THE MERGER" and "INTERESTS OF CERTAIN PERSONS IN THE MERGER" in the Information Statement is incorporated herein by reference.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in "VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF" in the Information Statement is incorporated herein by reference.

(b) The information set forth in "CERTAIN INFORMATION REGARDING FILING PERSONS AND RELATED TRANSACTIONS" in the Information Statement is incorporated herein by reference.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

(d)-(e) The information set forth in "INTERESTS OF CERTAIN PERSONS IN THE MERGER" in the Information Statement is incorporated herein by reference.

ITEM 13.  FINANCIAL STATEMENTS.

(a)(1) - (4) The information set forth in "FINANCIAL AND OTHER INFORMATION" in the Information Statement is incorporated herein by reference.

13(b) Not Applicable

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)-(b) The information set forth in "BACKGROUND OF THE MERGER", "OPINION OF THE FINANCIAL ADVISOR" and "COSTS OF DISSEMINATION INFORMATION" in the Information Statement is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

(b) The information set forth in the Information Statement is incorporated herein by reference.

ITEM 16. EXHIBITS.

Item 16 (a)(3)(a) Information Statement

Item 16 (c)(3) Opinion of TM Capital Corporation dated February 14, 2003.

Item 16 (d)(1) Agreement and Plan of Merger, dated as of February 18, 2003 among the Company, Acquisition Company and Merger Sub.

Item 16 (f) Dissenters'  Rights  Provisions of the Florida Business  Corporation
Act

                                   SIGNATURES


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        RIVERSIDE GROUP, INC.



Date: February 18, 2003                 By: /s/ Catherine J. Gray

                                        ----------------------------------------
                                        Catherine J. Gray, Senior Vice President and Chief Financial Officer (duly authorized officer)


                                        WILSON, LLC

Date: February 18, 2003                 By: /s/  J. Steven Wilson

                                        ----------------------------------------
                                        J. Steven Wilson,
                                        Manager (duly authorized officer)


                                        RGI MERGER SUB, INC.

Date: February 18, 2003                 By /s/  J. Steven Wilson

                                        ----------------------------------------
                                        J. Steven Wilson,
                                        President (duly authorized officer)


Date:  February 18, 2003                By: /s/ J. Steven Wilson

                                        ----------------------------------------
                                        J. Steven Wilson

                                                   Exhibit - Item 16 (a)(3)(a)

Company: RIVERSIDE GROUP, INC
Description: PRELIMINARY INFORMATION STATEMENT
SEC File Date:  02/19/03
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       SCHEDULE 14C INFORMATION STATEMENT
       (Pursuant to Section 14(c) of the Securities Exchange Act of 1934)


Check the appropriate box:

[X] Preliminary information statement         [ ]  Confidential, for use of the
                                                   commissiononly (as permitted
                                                   by Rule 14c-5(d) (2))
[ ] Definitive information statement

                              RIVERSIDE GROUP, INC.
                         7800 Belfort Parkway, Ste. 100
                             Jacksonville, FL 32256
                                 (904)281-2200

                (Name of Registrant as Specified in its Charter)

Payment of Filing Fee (check the appropriate box):

[ ] Fee computed on table below per Exchange Act Rules 14c-5(g) and 0-11.

         (1) Title of each class of securities to which transaction applies:
         Common Stock, par value $.10

         (2) Aggregate number of securities to which transaction applies:
             4,767,123

         (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined:

         (4) Proposed maximum aggregate value of transaction: $81,668.00

         (5) Total fee paid: $16.33

         [ ] Fee paid previously with preliminary materials.

         [ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         (1) Amount previously paid: $.00

         (2) Form, schedule or registration statement no.: 13E-3

         (3) Filing party: Riverside Group, Inc.

         (4) Date filed:   February 19, 2003

                        PRELIMINARY INFORMATION STATEMENT

                              RIVERSIDE GROUP, INC.
                         7800 BELFORT PARKWAY, SUITE 100
                             JACKSONVILLE, FL 32256


We are sending this Information Statement on or about , 2003 to the holders of record of our common stock as of February 7, 2003 in connection with the merger of RGI Merger Sub, Inc., a Florida corporation ("Merger Sub") and a wholly owned subsidiary of Wilson LLC ("Acquisition Company"), with and into Riverside Group Inc., a Florida corporation (the "Company"). The merger is expected to close by March 31, 2003. As a result of the merger, Acquisition Company will become the owner of all of the issued and outstanding shares of capital stock of the Company and the former stockholders of the Company, other than Acquisition Company, will no longer have any ownership interest in the Company.

Acquisition Company is a company formed by J. Steven Wilson, the Chairman of the Board, President, Chief Executive Officer and controlling stockholder of the Company, for the purpose of acquiring the shares of the Company not already owned by Mr. Wilson or his affiliates. The members of Acquisition Company, consisting of Wilson Financial Corporation, J. Steven Wilson and members of Mr. Wilson's immediate family, are the beneficial owners of 2,725,415 shares (approximately 57%) of the Company's outstanding common stock (excluding any shares underlying unexercised options or warrants which they may be deemed to beneficially own). Mr. Wilson is also the Chairman, President and Chief Executive Officer of Wickes Inc., a 34% owned subsidiary of the Company. The members of Acquisition Company have executed and delivered to the Company a written consent in lieu of a stockholder meeting voting the shares of common stock held by Acquisition Company (which the members of Acquisition Company held individually as of the February 7, 2003 (the record date)) to approve the merger. The written consent will become effective on ___, 2003. Upon effectiveness of the merger, each outstanding share of common stock, other than shares held by stockholders perfecting their dissenters' rights under Florida law and shares held by Acquisition Company, will be canceled and converted into the right to receive cash in the amount of $0.04 per share.

Approval of the merger requires the affirmative vote of the holders of a majority of the outstanding shares of the Company's common stock entitled to vote. Therefore, the approval of the merger by the members of Acquisition Company is sufficient to approve the merger. No action by the other holders of the Company's common stock is required to approve or consummate the merger, and we are not seeking any approval from you.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

The Company's Board of Directors formed a special committee of independent directors to review, evaluate and negotiate the terms of the transaction on behalf of the Company's unaffiliated public stockholders. The Special Committee engaged TM Capital, an independent financial advisor, to review the transaction and render financial advice to the Special Committee. TM Capital has delivered its opinion that the consideration to be received in the transaction is fair to the Company's stockholders (other than Mr. Wilson and his affiliates) from a financial point of view. Based on the recommendation of the Special Committee and the opinion of TM Capital, the Company's Board of Directors, other than Mr. Wilson, who abstained from voting, determined that the merger consideration of $0.04 per share is fair to the Company's unaffiliated stockholders from a financial point of view and that the terms of the merger are fair to, and in the best interests of, the Company's unaffiliated stockholders and recommended that the merger be approved.

Please read this Information Statement carefully. This Information Statement also constitutes your notice of the availability to you of dissenters' rights pursuant to Section 607.1301 of the Florida Business Corporation Act, or FBCA. If you do not wish to accept the cash payment you are entitled to receive in the merger you have dissenters' rights which, if properly perfected, would entitle you to seek a judicial appraisal of the "fair value" of your shares of common stock, which could be less than or greater than the merger consideration you would otherwise receive pursuant to the terms of the merger agreement.

This Information Statement also forms a part of a Schedule 13E-3 Transaction Statement that the Company, Acquisition Company, Merger Sub, and J. Steven Wilson have filed with the Securities and Exchange Commission with respect to the merger.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THE MERGER, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

ALL OF OUR DIRECTORS, OTHER THAN MR. WILSON, WHO ABSTAINED FROM VOTING, APPROVED THE MERGER.


NO PERSONS HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS INFORMATION STATEMENT IN CONNECTION WITH THE MERGER AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON.

The date of this Information Statement is            , 2003.


                                   Sincerely,

                                   J. Steven Wilson
                                   Chairman of the Board
                                   President and Chief Executive Officer

                                   Catherine J. Gray
                                   Chief Financial Officer

                                Table Of Contents

                                                                                                 Page No.

Summary Information....................................................................................1

The Parties............................................................................................7

Special Factors........................................................................................7

Background  of the Merger..............................................................................7

Negotiation of Agreement...............................................................................7

Reasons for the Merger.................................................................................8

Plans for the Company After the Merger................................................................11

Opinion of the Financial Advisor......................................................................12

The Merger Agreement..................................................................................16

Interests of Certain Persons in the Merger............................................................18

Source of Funds for the Merger........................................................................19

Estimated Costs and Expenses..........................................................................19

Payment For the Shares of Common Stock After the Merger...............................................19

Certain Federal Income Tax Consequences...............................................................20

Accounting Treatment..................................................................................20

Rights of Dissenting Stockholders.....................................................................20

Business of the Company...............................................................................22

Market for Company's Common Stock and Dividends.......................................................27

Prior Stock Purchases.................................................................................28

Voting Securities and Principal Holders Thereof.......................................................28

Certain Information Regarding Filing Persons and Related Transactions................................ 29

Related Party Transactions............................................................................30

Costs of Dissemination of Information.................................................................31

Financial and Other Information.......................................................................31

Available Information.................................................................................31



                               SUMMARY INFORMATION

The following paragraphs summarize the material terms and conditions of the merger. This summary should be read in conjunction with the full text of this Information Statement, the attachments hereto and the documents referred to herein. EACH STOCKHOLDER IS URGED TO READ THE ENTIRE INFORMATION STATEMENT AND ATTACHMENTS WITH CARE.

                                   THE MERGER

If all conditions are satisfied in accordance with the merger agreement: (i) Merger Sub, a wholly-owned subsidiary of Acquisition Company, will be merged with and into the Company; and (ii) each outstanding share of the Company's common stock, other than shares held by stockholders perfecting their dissenters' rights under Florida law, and shares held by Acquisition Company, will be converted into the right to receive $0.04 per share in cash, payable to the holder thereof, without interest, upon surrender of the certificates representing the shares. After the merger, existing stockholders of the Company (other than Acquisition Company) will have no further interest in the Company except to receive the merger consideration for their Company common stock See "THE MERGER AGREEMENT - The Merger."

THE MERGER AGREEMENT

The Company, Acquisition Company and Merger Sub are parties to the merger agreement. A copy of the merger agreement is attached to this Information Statement as Attachment I.

The consummation of the merger is conditioned upon the satisfaction of certain conditions, including the absence of any order of any court or administrative agency prohibiting the merger, and receipt of all necessary third party consents or approvals for the merger, including the consent of Imagine Investments, Inc., the holder of the Company's 11% secured notes. Each party will pay its own fees and expenses incurred in connection with the merger agreement. See "THE MERGER AGREEMENT -- Conditions and Covenants."

STOCKHOLDER APPROVAL

The affirmative vote of the holders of a majority of the issued and outstanding shares of the Company's common stock entitled to vote is required to adopt the merger agreement and approve the merger. Each holder of common stock is entitled to one vote per share. Acquisition Company beneficially owns 2,725,415 shares (excluding any shares underlying unexercised options or warrants which they may be deemed to beneficially own), representing approximately 57% of the total issued and outstanding shares of common stock of the Company. The members of Acquisition Company, including Wilson Financial Corporation, J. Steven Wilson, the Chairman of the Board, President, Chief Executive Officer and controlling stockholder of the Company, and members of Mr. Wilson's immediate family, have executed and delivered to the Company a written consent in lieu of a stockholder meeting voting the shares of common stock held by Acquisition Company (which the members of Acquisition Company held individually as of the February 7, 2003 (the record date)) to adopt the merger agreement and in favor of the consummation of the merger. The written consent will become effective on ___, 2003. The written consent of the members of Acquisition Company is sufficient to adopt the merger agreement without any need to call a special meeting of the stockholders of the Company or any other action by the other stockholders of the Company. As a result of the merger, Acquisition Company will become the owner of all of the issued and outstanding shares of capital stock of the Company and the former stockholders of the Company, other than Acquisition Company, will no longer have any ownership interest in the Company. See "INTERESTS OF CERTAIN PERSONS IN THE MERGER."

GOVERNMENTAL AND REGULATORY APPROVALS

The Company is not aware of any governmental or regulatory approvals required for completion of the merger other than in connection with filings with the Securities and Exchange Commission and the filing of a Certificate of Merger with the Secretary of State of the State of Florida. See "THE MERGER AGREEMENT-- Governmental and Regulatory Approvals."

AMENDMENT AND TERMINATION

The merger agreement may be amended by the parties at any time in writing either before or after the approval of the merger by the Company's stockholders.

The merger agreement may be terminated by mutual consent of the Company and Acquisition Company or by either of them under conditions stated in the merger agreement, including, without limitation if the merger is not consummated by December 31, 2003, if the Company's Board of Directors withdraws its approval of the merger or enters into discussions with any third party regarding any competing transaction, or if there is outstanding for 180 days any order, writ, injunction or decree of any Court or governmental or regulatory agency which prohibit the consummation of the merger. If the Merger Agreement is terminated, the parties will pay their own expenses in connection with the merger. See "THE MERGER AGREEMENT -- TERMINATION, AMENDMENTS AND EXPENSES."

The  merger  agreement  does  not  contain  any  break-up  fee and  there  is no
limitation  on  the  Board's   ability  to  receive  or  accept  an  alternative
acquisition proposal.

DETERMINATION OF THE BOARD OF DIRECTORS

The Company's board of directors formed a Special Committee of independent directors to review, evaluate and negotiate the terms of the transaction on behalf of the Company's unaffiliated public stockholders. The Special Committee engaged TM Capital, an independent financial advisor, to review the transaction and render financial advice to the Special Committee. TM Capital has delivered its opinion that the consideration to be received in the transaction is fair to the Company's stockholders (other than Mr. Wilson and his affiliates) from a financial point of view. Based on the recommendation of the Special Committee and the opinion of TM Capital, the Company's Board of Directors, other than Mr. Wilson, who abstained from voting, determined that the terms of the merger are fair to, and in the best interests of, the Company's unaffiliated stockholders and recommended that the merger be approved. See "REASONS FOR THE MERGER - DETERMINATION OF THE BOARD OF DIRECTORS."

POSITION OF EACH OF J. STEVEN WILSON, WILSON FINANCIAL CORPORATION AND THE MEMBERS OF ACQUISITION COMPANY AS TO FAIRNESS

Each of Wilson Financial Corporation, Mr. Wilson, and the members of Mr. Wilson's immediate family who are members of Acquisition Company, has determined that the merger consideration is fair to the Company's unaffiliated stockholders from a financial point of view and that the terms of the merger are fair to, and in the best interests of, the unaffiliated stockholders of the Company. See " REASONS FOR THE MERGER - POSITION OF EACH OF J. STEVEN WILSON, WILSON FINANCIAL CORPORATION AND THE MEMBERS OF ACQUISITION COMPANY AS TO FAIRNESS."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

The members of Acquisition Company, including Wilson Financial Corporation, J. Steven Wilson, and members of Mr. Wilson's immediate family, have executed and delivered to the Company a written consent in lieu of a stockholder meeting voting the shares of common stock held by Acquisition Company (which the members of Acquisition Company held individually as of the February 7, 2003 (the record date)) to adopt the merger agreement and in favor of the consummation of the merger. The written consent will become effective on ___, 2003. Following consummation of the merger, the Company will be a wholly owned subsidiary of Acquisition Company, controlled by Mr. Wilson. Mr. Wilson is also the Chairman, President and Chief Executive Officer of Wickes, the Company's 34% owned subsidiary. If the debt of the Company is successfully restructured or refinanced, the Company may have the opportunity to develop a profitable business, and may in the future, be able to use its accumulated net operating losses to finance new businesses. See "INTERESTS OF CERTAIN PERSONS AND IN THE MERGER."

Wilson Financial and Mr. Wilson have pledged 2,617,243 shares of the Company's common stock, representing approximately 57% of the outstanding shares of the Company's common stock, to Imagine to secure a $6 million loan from Imagine to Wilson Financial. Mr. Wilson personally guarantees the $6 million loan, and has pledged 59.8% of the outstanding common stock of Wilson Financial and 100% of the outstanding preferred stock of Wilson Financial to Imagine to secure the guaranty.

The $6 million loan is currently in default. As a result, Imagine has the right to exercise any voting rights and privileges in, and has the right to receive and the power to direct the receipt of dividends from, and the proceeds of all redemptions and liquidations that are made, paid, or declared with respect to, the shares of the Company's common stock pledged by Wilson Financial. Imagine has the right to acquire a controlling interest in the Company if it elects to initiate foreclosure procedures with respect to the $6 million loan to Wilson Financial.

As of the record date, certain current directors, officers and employees of the Company held vested and unexercised options to acquire common stock of the Company. The exercise price for the outstanding options is in excess of the merger consideration. Such options will be cancelled prior to consummation of the merger and such unexchanged options will no longer reflect any interest in the Company after the merger. The Company may issue new options following the completion of the merger. See "INTERESTS OF CERTAIN PERSONS IN THE MERGER."

SOURCE OF FUNDS FOR THE MERGER

Financing necessary to pay the merger consideration will be provided by Imagine in the form of a loan to Acquisition Company of approximately $95,000. The terms of the loan are expected to be substantially the same as the terms of Imagine's existing $6 million loan to Wilson Financial Corporation. Imagine is the Company's largest creditor, its sole source of funding for its operating expenses and the holder of all of the Company's outstanding 11% secured notes, which are currently in default and are secured by all of the Company's assets. Imagine is the pledgee of shares representing approximately 57% of the Company's outstanding shares of common stock, 2,543,553 shares of the Company's common stock are pledged by Wilson Financial and 73,690 shares are pledged by Mr. Wilson to secure a $6 million loan from Imagine to Wilson Financial. Mr. Wilson personally guarantees the $6 million loan, and has pledged 59.8% of the outstanding common stock of Wilson Financial and 100% of the outstanding preferred stock of Wilson Financial to secure the guaranty.

The $6 million loan is currently in default. As a result, Imagine has the right to exercise any voting rights and privileges in, and has the right to receive and the power to direct the receipt of dividends from, and the proceeds of all redemptions and liquidations that are made, paid, or declared with respect to, the shares of the Company's common stock pledged by Wilson Financial. Imagine has the right to acquire a controlling interest in the Company if it elects to initiate foreclosure procedures with respect to the $6 million loan to Wilson Financial. See "SOURCE OF FUNDS FOR THE MERGER."

PAYMENT FOR THE COMMON STOCK AFTER THE MERGER

After the written consent approving the merger agreement becomes effective, it is expected that the merger will be consummated as soon as practicable after all conditions contained in the merger agreement are satisfied. Notice of the consummation of the merger, together with instructions regarding payment procedures for the merger consideration and a form of letter of transmittal, will be mailed to the stockholders promptly following the filing of a Certificate of Merger with the Secretary of State of the State of Florida. See "PAYMENT FOR THE SHARES OF COMMON STOCK AFTER THE MERGER."

SUMMARY OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES

When the merger is consummated, the exchange of common stock for cash pursuant to the merger will result in the recognition of gain or loss to the stockholders of the Company for federal income tax purposes. The gain or loss will be equal to the difference, if any, between the amount of such cash received and the stockholder's tax basis in his or her common stock. Such gain or loss will be capital gain or loss if the shares are held as capital assets by the stockholder. Because tax consequences may vary depending on the particular circumstances of a stockholder, the Company recommends that each stockholder consult with his or her own tax advisor concerning federal, state, local and foreign income tax results of the merger. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES."

RIGHTS OF DISSENTING STOCKHOLDERS

Holders of common stock will have dissenters' rights under Florida law and will have the right to obtain a judicial appraisal of the fair value of their shares, based on all relevant factors. See "RIGHTS OF DISSENTING STOCKHOLDERS." A copy of the relevant provisions of Florida law regarding the right to dissent is attached as Attachment III.

PRICE RANGE OF COMMON STOCK

The Company's common stock trades over-the-counter and is quoted on the OTC Bulletin Board under the trading symbol "RSGI". On February 18, 2003, the trading day preceding the public announcement of the execution of the Merger Agreement, the high and low sale prices for the common stock were $0.03 and $0.02, respectively. For price ranges of the common stock, see "MARKET FOR COMPANY'S COMMON STOCK AND DIVIDENDS."


THE ABOVE MATTERS AND OTHER MATTERS RELATING TO THE MERGER ARE DESCRIBED IN MUCH GREATER DETAIL IN THE REMAINDER OF THIS INFORMATION STATEMENT. YOU ARE STRONGLY URGED TO READ AND CONSIDER CAREFULLY THIS INFORMATION STATEMENT AND ATTACHMENTS IN THEIR ENTIRETY.

                                   THE PARTIES

THE COMPANY: The Company is a holding company that conducts its business through its wholly owned subsidiary, Cybermax, Inc., focusing on e-Commerce, e-Learning and Interactive Media solutions. Additionally the Company holds approximately 44 acres of real estate in Atlanta, Georgia that is subdivided and sold for commercial or residential development. The Company also owns 34% of the outstanding equity of Wickes, Inc. Wickes is a leading supplier and manufacturer of building materials in the United States, with sales and distribution facilities and manufacturing facilities located in the Midwest, northeast and south. The Company's offices are located at 7800 Belfort Parkway, Suite 100, Jacksonville, FL 32256.


ACQUISITION COMPANY: Acquisition Company is a Florida limited liability company, which was formed in February, 2003 by Mr. Wilson, the Chairman of the Board, President, Chief Executive Officer and controlling stockholder of the Company, Wilson Financial Corporation and Mr. Wilson's immediate family members that own shares of the Company. Mr. Wilson is also the Chairman, President and Chief Executive Officer of Wickes. Acquisition Company was formed for the purpose of acquiring all of the outstanding shares of the Company's common stock not already owned by Mr. Wilson and his affiliates. The members of Acquisition Company have executed and delivered to the Company a written consent in lieu of a stockholder meeting voting the shares of common stock held by Acquisition Company (which the members of Acquisition Company held individually as of the February 7, 2003 (the record date)) to approve the merger. The written consent will become effective on ___, 2003. Acquisition Company's offices are located at 7800 Belfort Parkway, Suite 100, Jacksonville, FL 32256. Acquisition Company will not engage in any business activity prior to the merger, other than in connection with the merger and its financing thereof.

                                SPECIAL FACTORS

BACKGROUND OF THE MERGER

DATES WHEN CURRENT PRINCIPALS FIRST BECAME INVOLVED WITH THE COMPANY: In 1979, the Company was spun off from its parent corporation, the Charter Company. Wilson Financial Corporation, a Florida corporation wholly owned by Mr. Wilson and his immediate family, has been associated with the Company since 1985 when it acquired a majority ownership in the Company's common stock. Mr. Wilson has served as the Company's Chairman, President and CEO since 1985 and was affiliated with the Company prior to 1980 when it was a subsidiary of the Charter Company.


BACKGROUND: In the early 1990's the Company was involved in the property and casualty and life insurance business. In 1992, the Company's property and casualty company was severely impacted by the losses sustained from Hurricane Andrew, one of the deadliest hurricanes to make landfall in Florida. Although the insurance company was able to pay all its claims, it no longer had the capital and reserves necessary to underwrite new insurance policies. The decision was made to sell the insurance business in 1995 for the value of the various state licenses. The loss of this business ultimately had a material negative effect on the Company's ability to maintain its other operations and rebuild an asset structure that could support its debt obligations.

The Company's major life insurance subsidiary held a significant investment in the stock of Wickes Inc. In 1991, Mr. Wilson became involved with Wickes and worked with the other owners of Wickes on a plan to strengthen it through streamlining operations and restructuring its debt. In 1993, Wickes completed a public offering of its common stock. In connection with the public offering, the Company increased its ownership in Wickes and Mr. Wilson assumed the position of President and CEO of Wickes. In 1996, the Company elected to reduce its focus solely to its investment in Wickes and real estate, and sell the life insurance companies. The Company received $10 million and stock in the purchasing corporation. Wickes was having difficulties meeting its debt obligations and the Company invested $10 million in Wickes in exchange for newly issued shares, increasing the Company's ownership in Wickes to over 50%.

In 1998, the Company purchased certain operations that Wickes elected to discontinue as a result of its plan to focus primarily on its core professional builder business. The operations included e-Commerce and Internet advertising. The Company worked to develop these operations, focusing on offering e-Commerce services and building a web-enabling product ordering process for the building industry. The Company developed Buildscape, Inc., which was designed to provide the home-building industry with the ability to purchase home-building materials and services on-line. Also in 1998, the Company developed the business of Cybermax through the acquisition of the assets of a small web software developer and Internet Service Provider. Cybermax also focused on the building industry, developing web-sites for various distributors of building products. The Company felt that it was positioned to capitalize on the emerging internet market and technology. However, the Company did not have adequate capital to grow these businesses and in 1999, Imagine made a $10 million investment in Buildscape in exchange for approximately 53% of Buildscape's equity. In May 2000, Buildscape and Dow Chemical Company entered into a strategic partnership in order to pursue the companies' shared vision for a supply chain solution for the construction industry. The investments by Imagine and Dow significantly diluted the Company's investment in Buildscape.

The Company has continued to operate its wholly owned subsidiary, Cybermax, but has been unable to develop the business to a profitable level. Cybermax has experienced a downturn in its business due to numerous factors effecting the technology industry, including the tragic events of September 11, 2001. In July 2001, Cybermax entered into an agreement to outsource its software development to Ennovative, a company with developers in India and California. Ennovative also manages the project and sales development for Cybermax and in return is entitled to 60% of the profits of the business. Alternatively, Ennovative is also responsible for funding 60% of Cybermax's losses.

FINANCIAL DIFFICULTIES AND LIQUIDITY PRESSURES: In September 1998, the Company did not have the liquidity available to meet its subordinated debt obligations and elected to sell a portion of its investment in Wickes to Imagine. The Company sold 250,000 Wickes shares to Imagine, granted Imagine an option to purchase up to an additional 750,000 shares and granted Imagine a right of first refusal for the balance of the Company's Wickes shares. Over the next four month period, Imagine purchased 1,082,000 Wickes shares from the Company. The proceeds from these sales were used to pay the interest due on the Company's subordinated debt, past due payables and the Company's and its subsidiaries' operating expenses. In September 1999, the Company's subordinated debt, totaling ten million dollars, was scheduled to mature. Effective in April 1999, the Company entered into an amendment to the subordinated notes that provided for a one-year extension of the maturity date to September 2000. In consideration for the extension, the Company provided the subordinated note holders, with a second lien on the Company's real estate and approximately two million shares of Wickes and a first lien on the Company's Greenleaf Technologies shares (see Investment in Greenleaf under BUSINESS OF THE COMPANY) to secure the notes. In August, 1999, Imagine issued a $1.8 million loan to the Company, the funds of which the Company used to meet the interest payment on the secured notes due September 30, 1999, and to make debt payments due to Wickes relating to the operations purchased from Wickes in 1998. The balance of the loan from Imagine was used to pay legal costs for the April amendment to the secured notes and operating expenses of the Company. The Imagine loan agreement was subsequently amended and increased in August 2000 to $2,021,628 to cover additional operating expenses.

In March 2000, the Company defaulted on a payment due to the secured note holders and executed a modification to the secured note agreement. The modification allowed the Company to use proceeds from the liquidation of the shares of Greenleaf to pay the past due interest to the secured note holders in lieu of applying the proceeds against the principal due. In addition the Company agreed to continue to liquidate the shares of Greenleaf to make a past due principal payment of $550,000 on the secured notes by April 30, 2000. The volume of Greenleaf shares trading in the market at this time was insufficient to allow the Company to meet this liquidation schedule and the Company received a notice of default from the secured note holders. In May, 2000, the Company entered into a forbearance agreement with the secured note holders. The forbearance agreement outlined certain performance conditions of the Company that would preclude the secured note holders from taking action to pursue their rights and remedies against the collateral securing their debt. The Company was unable to meet all the conditions of the May forbearance agreement and entered into an amendment to the forbearance agreement in August 2000. In exchange for a pledge of additional collateral, the note holders agreed to forbear from exercising their rights and remedies to satisfy their debt until December 31, 2000. The Company sought to liquidate assets to meet the secured note debt obligations or, alternatively, to refinance the secured notes. Although the Company was able to liquidate some assets to pay interest and a $500,000 principal payment, the Company did not have the liquidity to pay the outstanding principal on the secured notes on the December 31, 2000 due date.

In January 2001, the Company received notice from the secured note holders that they were exercising all rights and remedies against the collateral to satisfy the amounts owed to them under the secured notes. The Company offered alternatives for settlement to the secured note holders, which included a discounted payment at 80%; a partial cash payment and transfer of Wickes shares or an extension of the maturity date and participation in up to 30% of the appreciation of the Wickes shares. The note holders rejected the proposed settlement offers. In February 2001, the secured note holders initiated foreclosure action and published notice of public sale of the Company's assets securing their debt. On February 14, 2001, Imagine made an offer to purchase all the notes from the secured note holders. All secured note holders agreed to this, Imagine purchased all of the secured notes and the foreclosure action was terminated. The Company and Imagine then entered into extensive negotiations to restructure the debt, which remained in default.

The default on the secured notes created a default on the Company's real estate debt and the $2 million loan from Imagine. The inability of the Company to restructure the secured notes with the secured note holders and subsequently with Imagine had a material negative impact on the Company's assets and the business of its subsidiaries. Customers of Cybermax were wary of entering into long term software development projects in fear that Cybermax would not be a long term viable entity. Wickes' trade creditors were concerned that a forced liquidation of the Wickes shares by the Company would result in a change of control at Wickes and uncertainty in the management. They began to restrict credit to Wickes, which in turn limited Wickes ability to purchase and sell product to their customers. Wickes experienced its own financial difficulties over the next few years, not entirely related to the Company's financial problems. In 2001 and 2002, Wickes underwent a change in management and initiated a thorough analysis of its cost structure and made plans to institute changes that would make Wickes more profitable. Wickes sought to consolidate management, close under-performing operations, sell operations located outside the primary markets, terminate unproductive marketing programs and focus on improving asset management. In spite of these efforts, the market price of Wickes stock steadily declined during 2002 and 2003. The decline in stock price and volume of trades negatively impacted the Company's ability to sell shares into the market to meet its operating needs and debt obligations.

During 2001, the Company had no available liquidity to provide the capital required by Buildscape to continue the development of its software. Dow continued to fund the development by making significant loans to Buildscape's subsidiary, Buildscape LLC., which the Company agreed to guaranty. The guaranty was secured with the pledge of the Company's 35.1% ownership interest in Buildscape. In June 2002, the Company was called upon to satisfy the guaranty and the Company transferred its shares in Buildscape to Dow. The Company did not then have an opportunity to liquidate the investment in Buildscape to help pay its debt obligations.

In June 2002, Imagine and the Company reached an agreement and amended the secured notes, restating the interest rate effective September 30, 2000 to 11% and extending the maturity date to September 30, 2002. Imagine subsequently presented the Company with a proposal to convert $6 million of the Company's debt held by Imagine into equity at a conversion price of $0.06 per share. In August 2002, Imagine agreed to advance additional funds to the Company to allow the Company to pay outstanding payables and engage legal counsel to assist in the review of the Imagine proposal. The Company's Board of Directors did not believe that the Imagine proposal was in the best interests of its shareholders because the remaining debt would still be in excess of the Company's equity value, and the Company's shareholders would be significantly diluted by the issuance of new equity. The Company researched alternatives to the Imagine proposal that would provide an overall solution to its liquidity problems and provide for the repayment of the total outstanding debt. Imagine and the Company could not agree on a plan that was mutually acceptable to all parties and Imagine withdrew its offer on October 31, 2002.

Currently, the Company's operations do not provide positive cash flow. All proceeds from real estate sales must be directly applied to reduce the Company's real estate debt. All of the Company's remaining assets are pledged to secure the Company's debt obligations. Imagine has continued to fund the operating expenses of the Company and extend the maturity date of all its loans on a month-to-month basis. The most recent loan extension matured on January 31, 2003 and has not been renewed. The proposed merger will allow the Company to eliminate the expenses associated with the reporting requirements applicable to publicly traded companies and provide the opportunity for the possible long term restructuring of the Company's debt obligations to Imagine. Additionally, the proposed merger offers a means to provide the public stockholders cash in exchange for their shares.

STOCK EXCHANGE DELISTINGS: The Company's stock previously traded on the NASDAQ National Stock Market. In 1997, the Company was notified that its common stock would be delisted from this exchange for its failure to comply with the NASDAQ National Market listing requirements relating to minimum net tangible assets. The Company applied for and was approved to be listed on the NASDAQ Small Cap Market and was traded on that exchange until July 1999 when the Company failed to meet the minimum listing requirements for that exchange. Since that time the Company's stock has traded on the OTC Bulletin Board. The Company believes that the changes in market listings have made it difficult for shareholders to trade their shares.

DEVELOPMENT OF MERGER PROPOSAL: In November 2002, as a consequence of the continuing liquidity problems and increased borrowings required by the Company to meet its minimum operating needs, Mr. Wilson reviewed several alternatives for a possible transaction which would result in the Company becoming privately held. Mr. Wilson determined that a transaction that would take the Company private prior to the March 31, 2003 deadline for SEC reporting would suspend the Company's requirement to file Form 10KSB for the year ended December 31, 2002, resulting in significant savings to the Company.

NEGOTIATION OF AGREEMENT

At a meeting of the Board of Directors on December 12, 2002, Mr. Wilson informed the Board that he was considering making a proposal to acquire all of the outstanding stock of the Company not already held by him or his affiliates. At that meeting, the Board, after consultation with counsel, appointed John Donnelly and Edward Carey, independent directors, to a Special Committee to evaluate, review and negotiate a transaction with Mr. Wilson on behalf of the Company's unaffiliated public stockholders. Cadwalader, Wickersham & Taft was engaged to act as counsel to the Special Committee.

On December 16, 2002, Mr. Wilson provided the Board with a written proposal to acquire all of the outstanding shares of the Company not already owned by him or his affiliates through the merger of the Company with Wilson Financial Corporation, or a newly-formed LLC owned by Mr. Wilson and members of his immediate family, at $0.02 per share.

On December 30, 2002, the Special Committee held a meeting to consider Mr. Wilson's offer. The members of the Special Committee discussed the proposal and several issues raised by the proposed transaction, including: the potential benefit of the Company's accumulated net operating losses to an acquirer of the Company, such as Mr. Wilson; Mr. Wilson's interest in the transaction, including his ownership of 57% of the outstanding capital stock of the Company and Wilson Financial Corporation's loan in the amount of $6 million from Imagine; budgeting for the transaction; and the significant possibility that, if the Company did not enter into the transaction (or an alternative transaction), the Company could be forced into bankruptcy. The Special Committee also resolved to engage a financial advisor to provide financial advice to the Special Committee and render an opinion regarding the fairness, from a financial point of view, to the Company's stockholders (other than Mr. Wilson) of the consideration offered in Mr. Wilson's proposal. The Special Committee instructed its legal counsel to contact several potential financial advisors.

At a meeting on January 22, 2003, the Special Committee interviewed and then engaged TM Capital to act as its financial advisor and to render an opinion to the Special Committee and the Board of Directors regarding the fairness, from a financial point of view, to the Company's stockholders (other than Mr. Wilson) of the consideration to be received in the proposed transaction.

Between January 22, 2003 and February 10, 2003, TM Capital conducted a due diligence review of the Company. During this period, TM Capital requested and obtained from management certain information regarding the Company's business, financial condition, results of operations and market values of the Company's assets. TM Capital also requested and received copies of all the Company's loan documents and correspondence regarding historical negotiations with creditors.

At a meeting of the Special Committee on February 10, 2003, TM Capital made a presentation to the Special Committee as to the financial terms of Mr. Wilson's proposal, and the fairness, from a financial point of view, to the Company's stockholders (other than Mr. Wilson) of the consideration to be received in the proposed transaction. After describing their research and valuation methods, TM Capital noted for the Special Committee that Mr. Wilson's $0.02 per share proposal was superior to the net equity value of the Company. However, it did not reflect a premium to the current market price for the Company's common stock. The Special Committee and its legal and financial advisors then contacted Mr. Wilson by telephone to discuss his proposal and attempt to negotiate an increase in the amount of the consideration offered by Mr. Wilson.

On February 11, 2003, Mr. Wilson raised his proposal from $0.02 per share to $0.04 per share and indicated that he could not offer any higher amount. The Special Committee met that day by telephone and reviewed Mr. Wilson's increased proposal of $0.04 per share. TM Capital advised the Committee that based on its analysis it was of the opinion that, from a financial point of view, $0.04 per share is fair to the Company's stockholders (other than Mr. Wilson). TM Capital also stated that it was in a position to deliver to the Special Committee its written opinion to this effect.

After considering the advice of its legal and financial advisors the Special Committee determined to accept Mr. Wilson's offer of $0.04 per share and resolved to recommend that the Company's Board of Directors find Mr. Wilson's proposal advisable, fair to and in the best interests of the Company's stockholders (other than Mr. Wilson).

At a meeting of the Company's Board of Directors on February 14, 2003, the Special Committee reported to the Board regarding its evaluation of Mr. Wilson's proposal to acquire the Company at $0.04 per share. TM Capital rendered its oral opinion, subsequently confirmed in writing, that, as of such date, the consideration proposed to be paid to the Company's unaffiliated stockholders in the merger was fair, from a financial point of view, to such stockholders. The members of the Special Committee stated that it was their recommendation that the Board approve the merger agreement and the transactions contemplated thereby. Based on the recommendation of the Special Committee and the opinion of TM Capital, the Company's Board of Directors, other than Mr. Wilson, who abstained from voting, determined that the merger consideration of $0.04 per share is fair to the Company's unaffiliated stockholders, from a financial point of view, and that the terms of the merger are fair to, and in the best interests of, the unaffiliated stockholders and recommended that the merger be approved.

REASONS FOR THE MERGER

Acquisition Company's, Merger Sub's and the Company's reasons for the merger include:

--to provide a platform for the possible long-term restructuring of the debt of the Company, which is currently in default, thereby creating a sounder balance sheet for the Company and a more efficient capital structure;

--to eliminate operating expenses related to compliance with rules applicable to publicly-traded companies; and

--to stabilize the Company in an effort to avoid a negative impact on the operations and debt structure of the Company's subsidiary, Wickes.

Acquisition Company's, Merger Sub's and the Company's reasons for waiting until now to undertake the transaction as opposed to doing so in prior times in the Company's operating history include:

--until now management anticipated that the Company's assets would appreciate in value to a level adequate to reduce debt and allow the Company to increase the value of its own common stock; and

--the Company anticipated that upon the extinguishment of its debt it would be able to develop new businesses taking advantage of the tax savings the Company's historical losses would provide.

Acquisition Company's, Merger Sub's and the Company's reasons for undertaking the transaction now rather than later include:

--the level of the Company's debt is accelerating at a rate faster than its assets are appreciating and delaying the transaction may result in the Company having to seek protection under applicable federal bankruptcy laws, and

--there is a need to provide assurance to the customers and creditors of the Company and its subsidiary, Wickes, that the Company has a viable future.

Determination by the Board of Directors

The Company's Board of Directors (other than Mr. Wilson who abstained from voting) determined that the merger is fair to the Company's unaffiliated stockholders. In making its determination, the Board of Directors considered the following factors:

--The recommendation of the Special Committee that the Board approve the merger as being in the best interests of the Company's unaffiliated stockholders.

--The opinion of TM Capital that $0.04 per share is fair, from a financial point of view, to the Company's unaffiliated stockholders.


--The $0.04 per share merger consideration in relation to each of the following:

(i) Historical market prices: On February 18, 2003, the last trading day before the public announcement of the merger agreement the reported closing market price of the Company's common stock was $0.03 per share. The closing market price of the Company's common stock in the quarter ended December 31, 2002 averaged $0.02 per share. The market price for the Company's shares has steadily declined over previous years as the market value of the Company's assets has declined and the debt level has grown. The Board of Directors determined that the consideration offered to the unaffiliated security holders by Mr. Wilson's proposal exceeds the recent trading prices for the Company's common stock and is appropriately reflective of the Company's financial condition and risky prospects in light of the current default conditions of the Company's substantial debt. The Board of Directors determined that the historical market prices of the Company's common stock in the periods prior to October 2002 are not indicative of market value in view of the extremely limited trading volume of the common stock and the continued uncertainty of the Company's ability to work out its debt problems;

(ii) Net book value: The net book value of the Company at September 30, 2002 was a negative ($.54) per share. Net book value is based on GAAP and if assets were reported at market value, the net value would be a negative ($2.44) per share. The Board of Directors determined that the merger consolidation reflected a substantial premium to the net book value of the Company at September 30, 2002.

(iii) Going concern value: As reported in the Company's Form 10QSB for the quarter ended September 30, 2002, the Company's cash on hand was not sufficient to support the operations and overhead through 2002. The Company's total liabilities exceeded its total assets by $2.4 million on a GAAP basis. The Company has no operating cash flow on which to make a discounted cash flow valuation. The Board of Directors determined that the consideration offered to the unaffiliated security holders by Mr. Wilson's proposal is fair in relation to a going concern value because the circumstances facing the Company indicate that the Company's continuation as a going concern is questionable; and

(iv) Liquidation Value and Illiquidity of the Company: The liquidation value, expressed as net market value, was estimated by management as of September 30, 2002 for the Special Committee to be negative ($2.44) per share. As explained previously, the Company has no cash and no operations producing cash flow and cannot pay its operating expenses or debt obligations. The Company's cash requirements are provided solely by increased loans from Imagine. The Board of Directors considered the merger consideration to represent a substantial premium over the liquidation value and to be fair to the unaffiliated stockholders.

--The negotiations that took place between Mr. Wilson and the Special Committee with respect to the merger consideration, and the Board's belief that the merger consideration was the highest price that Mr. Wilson would agree to pay or that could be obtained at this time from another source.

--The availability of dissenters' rights under Florida Law to stockholders who dispute the adequacy of the merger consideration.

--The absence of firm offers, of which the Company is aware, by any unaffiliated person, other than Acquisition Company, during the past two years for the merger or consolidation of the Company with or into another company, the sale or other transfer to, or purchase by, unaffiliated persons of all or any substantial part of the assets of the Company, or the purchase of the Company's securities that would enable a third party to exercise control of the Company.

--The merger agreement does not contain a break-up fee or termination fee and there is no limitation on the Board's ability to receive or accept an alternative acquisition proposal.

--The merger was unanimously approved by the independent directors of the Company who are not employees of the Company.


The Board of Directors determined that the following factors were inapplicable for the reasons explained below:

--Whether to structure the merger to require the approval of at least a majority of the unaffiliated stockholders. The Board of Directors determined not to structure the transaction so that approval of at least a majority of unaffiliated stockholders is required because of the relatively small aggregate interest of the unaffiliated stockholders and the fact that there is a limited time period to complete the Merger and avoid the costs of additional public reporting.

Position of Each of J. Steven Wilson, Wilson Financial Corporation And The Members Of Acquisition Company As To Fairness

J. Steven Wilson, Wilson Financial Corporation and the members of Acquisition Company believe that the merger is fair to the unaffiliated stockholders. Their belief as to fairness is based on the following:

--The recommendation of the Special Committee that the Board approve the merger as being in the best interests of the Company's unaffiliated stockholders.

--The opinion of TM Capital that $0.04 per share is fair, from a financial point of view, to the Company's unaffiliated stockholders.

--The merger was unanimously approved by the independent directors of the Company who are not employees of the Company.


--Mr.  Wilson,  Wilson  Financial  Corporation  and the  members of  Acquisition
Company  believe  the   consideration   offered  to  unaffiliated   stockholders
constitutes fair value in relation to each of the following:


(v) Historical market prices: On February 18, 2003, the last trading day before the public announcement of the merger agreement the reported closing market price of the Company's common stock was $0.03 per share. The closing market price of the Company's common stock in the quarter ended December 31, 2002 averaged $0.02 per share. The market price for the Company's shares has steadily declined over previous years as the market value of the Company's assets has declined and the debt level has grown. Mr. Wilson, Wilson Financial Corporation and the members of Acquisition Company agree with the Board of Directors that the consideration offered to the unaffiliated security holders by Mr. Wilson's proposal exceeds the recent trading prices for the Company's common stock and is appropriately reflective of the Company's financial condition and risky prospects in light of the current default conditions of the Company's substantial debt. The Board of Directors determined that the historical market prices of the Company's common stock in the periods prior to October 2002 are not indicative of market value in view of the extremely limited trading volume of the common stock and the continued uncertainty of the Company's ability to work out its debt problems;

(vi) Net book value: The net book value of the Company at September 30, 2002 was a negative ($.54) per share. Net book value is based on GAAP and if assets were reported at market value, the net value would be a negative ($2.44) per share. Mr. Wilson, Wilson Financial Corporation and the members of Acquisition Company agree with the Board of Directors determination that the merger consolidation reflected a substantial premium to the net book value of the Company at September 30, 2002.

(vii) Going concern value: As reported in the Company's Form 10QSB for the quarter ended September 30, 2002, the Company's cash on hand was not sufficient to support the operations and overhead through 2002. The Company's total liabilities exceeded its total assets by $2.4 million on a GAAP basis. The Company has no operating cash flow on which to make a discounted cash flow valuation. Mr. Wilson, Wilson Financial Corporation and the members of Acquisition Company agree with the Board of Directors determination that the consideration offered to the unaffiliated security holders by Mr. Wilson's proposal is fair in relation to a going concern value because the circumstances facing the Company indicate that the Company's continuation as a going concern is questionable; and

(viii) Liquidation Value and Illiquidity of the Company: The liquidation value, expressed as net market value, was estimated by management as of September 30, 2002 for the Special Committee to be negative ($2.44) per share. As explained previously, the Company has no cash and no operations producing cash flow and cannot pay its operating expenses or debt obligations. The Company's cash requirements are provided solely by increased loans from Imagine. Mr. Wilson, Wilson Financial Corporation and the members of Acquisition Company agree with the Board of Directors that the merger consideration represents a substantial premium over the liquidation value and is fair to the unaffiliated stockholders.

--Mr. Wilson, Wilson Financial Corporation and the members of Acquisition Company believe that the determination of the Board of Directors to not structure the transaction so that approval of at least a majority of unaffiliated stockholders is required was appropriate because of the relatively small aggregate interest of the unaffiliated stockholders and the fact that there is a limited time period to complete the merger and avoid the costs of additional public reporting.

                                                         .
PLANS FOR THE COMPANY AFTER THE MERGER

After the merger, the Company plans to terminate the registration of its common stock under the Securities Exchange Act of 1934, as amended, resulting in the termination of its obligations to file reports thereunder. Subsequent to the merger, Acquisition Company will seek to further reduce operating expenses of the Company and to restructure the Company's debt. The Company's current credit facilities are in default. Acquisition Company intends to continue the Company's operations in the ordinary course of business while working to restructure or refinance the Company's debts. If the debt of the Company is successfully restructured or refinanced, the Company may have the opportunity to develop a profitable business, and may in the future, be able to use its accumulated net operating losses to finance new businesses.

There can be no assurance that the Company will be able to successfully negotiate a restructuring of its debt and the failure to do so would have a material adverse effect on the Company's financial position. In addition, if a successful restructuring of its debt obligations does not occur, the Company may need to seek protection under applicable federal bankruptcy laws.

OPINION OF THE FINANCIAL ADVISOR

TM Capital delivered its opinion to the Special Committee on February 10, 2003 to the effect that, as of February 10, 2003 and based upon and subject to the factors and assumptions set forth therein, the $0.04 per share in cash to be received by the holders of the Company's common stock, other than shares held by certain stockholders specified in the Merger Agreement, is fair from a financial point of view to such holders.

The full text of the written opinion of TM Capital, dated February 14, 2003, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Attachment II. TM Capital provided its opinion for the information and assistance of the Special Committee in connection with its consideration of the merger. The TM Capital opinion does not constitute a recommendation as to how any holder of the Company's common stock should vote with regard to the merger. Each stockholder is strongly advised to read the entire opinion carefully.

In connection with rendering the opinion described above and performing its related financial analyses, TM Capital, among other things:

--Reviewed a draft, dated February 14, 2003, of the merger agreement;

--Reviewed the Company's Annual Reports on Form 10-K and related financial information for the fiscal years ended December 31, 1997 through December 31, 2001; the Company's Quarterly Reports on Form 10-QSB and the related unaudited financial information for the nine months ended September 30, 2002; the Company's Information Statement to Shareholders dated April 30, 2002; the Company's Revised Information Statement to Shareholders dated May 30, 2002; and other filings of Company with the Securities and Exchange Commission that TM Capital deemed relevant;

--Reviewed Wickes Annual Reports on Form 10-K and related financial information for the fiscal years ended December 27, 1997 through December 29, 2001; Wickes Quarterly Reports on Form 10-Q and the related unaudited financial information for the nine months ended September 28, 2002; Wickes Proxy Statement relating to the Annual Meeting of Shareholders held on May 21, 2002; and other filings of Wickes with the Securities and Exchange Commission that TM Capital deemed relevant;

--Reviewed certain information furnished to TM Capital by the Company relating to the business, earnings, cash flow, real estate assets, other assets and liabilities, and prospects of the Company and its Cybermax subsidiary, and conducted discussions with members of senior management of the Company concerning its businesses, prospects and assets;

--Reviewed with senior management of the Company the credit agreements of the Company and discussed the terms and status of these agreements;

--Reviewed the historical market prices and trading activity for the common stock of the Company and Wickes;

--Compared the financial position and results of operations of the Company's Cybermax subsidiary with that of certain companies which TM Capital deemed to be relevant;

--Compared the financial position and results of operations of Wickes with that of certain companies which TM Capital deemed to be relevant;

--Compared the financial terms of the merger with the financial terms of certain other going private transactions which TM Capital deemed to be relevant; and

--Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as TM Capital deemed necessary, including TM Capital's assessment of general economic, market and monetary conditions.

TM Capital relied upon the accuracy and completeness of all of the financial, accounting and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering its opinion.

The following is a summary of the material financial analyses used by TM Capital in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the analyses performed by TM Capital. The order of analyses described, and the result of those analyses, does not represent relative importance or weight given to those analyses by TM Capital. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 6, 2003 and is not necessarily indicative of current market conditions.

Asset Valuation Analyses. TM Capital prepared valuation analyses of the Company's business and assets in order to determine whether the range of values for such assets exceeded the Company's net liabilities.

Real Estate Assets. TM Capital received from the Company analyses of market values of the Company's real estate assets which included estimated total value of the Company's real estate assets of $5.5 million, and estimated net sale proceeds after costs of $5.1 million. In order to establish a low and high value estimate for the real estate, TM Capital determined to subtract 10% and add 10% to the estimate of net proceeds, producing a real estate valuation range of $4.6 million to $5.6 million.

Wickes Common Stock. TM Capital prepared an analysis of publicly traded companies it deemed to be comparable to Wickes in order to determine valuation multiples that could be applied to Wickes operating results. The companies chosen were:

--Building Materials Holding Corporation;

--Eagle Supply Group, Inc.;

--Huttig Building Products, Inc.;

--Universal Forest Products, Inc.; and

--Wolohan Lumber Co.


Given  that  Wickes  had  completed  a major  divestiture  of  assets  to Lanoga
Corporation on December 16, 2002, TM Capital decided to apply these valuation multiples to the pro forma results of Wickes, excluding the results of the operations that were sold to Lanoga Corporation, for the fiscal years ended December 29, 2001 and December 30, 2000. TM Capital calculated equity values for Wickes based on the valuation multiples as follows:

--based upon Wickes latest 12 month revenue of $710.0 million and the median enterprise value to latest 12 month revenue multiple of 0.20x for the comparable companies, TM Capital calculated an enterprise value of $142.0 million and, net of $97.3 million of net indebtedness (pro forma for the Lanoga Corporation transaction), an equity value of $44.7 million;

--based upon Wickes average revenue of $718.2 million and the median enterprise value to average revenue multiple of 0.22x for the comparable companies, TM Capital calculated an enterprise value of $158.0 million, and net of $97.3 million of net indebtedness, an equity value of $60.7 million;

--based upon Wickes latest 12 month gross profit of $145.6 million and the median enterprise value to latest 12 month gross profit multiple of 0.8x for the comparable companies, TM Capital calculated an enterprise value of $116.5 million, and net of $97.3 million of net indebtedness, an equity value of $19.2 million;

--based upon Wickes average gross profit of $147.6 million and the median enterprise value to average gross profit multiple of 0.9x for the comparable companies, TM Capital calculated an enterprise value of $132.8 million, and net of $97.3 million of net indebtedness, an equity value of $35.5 million;

--based upon Wickes latest 12 month adjusted EBITDA of $4.5 million and the median enterprise value to latest 12 month EBITDA multiple of 5.6x for the comparable companies, TM Capital calculated an enterprise value of $25.2 million, and net of $97.3 million of net indebtedness, an equity deficit of ($72.1) million;

--based upon Wickes average adjusted EBITDA of $5.1 million and the median enterprise value to average EBITDA multiple of 5.7x for the comparable companies, TM Capital calculated an enterprise value of $29.1 million, and net of $97.3 million of net indebtedness, an equity deficit of ($68.2) million; and

--based upon Wickes book value of $53.2 million and the median equity value to book value multiple for the comparable companies of 0.7x, TM Capital calculated an equity value of $37.2 million.

TM Capital utilized the average equity value for Wickes based upon these seven calculated values of $8.1 million, and therefore calculated a value for the Company's 34.3% equity ownership in Wickes of $2.8 million, which TM Capital determined to use to use as the high end of the Wickes equity value range. Given a closing price of $0.409 per share for Wickes and a corresponding total market value of $3.4 million, TM Capital calculated a market value for the Company's 34.3% equity ownership in Wickes of $1.2 million, which TM Capital used as the low end of the Wickes equity value range.

Cybermax. TM Capital prepared an analysis of publicly traded companies it deemed to be comparable to Cybermax in order to determine valuation multiples which could be applied to Cybermax's operating results. The companies chosen were:

--Eloquent, Inc.;

--eNetpc, Inc.;

--EntrePort Corporation;

--Ingenuus Corporation;

--Marex, Inc.; and

--Strategic Solutions Group, Inc.


TM Capital determined that the revenue multiple statistics would be most meaningful for Cybermax. Based upon Cybermax latest 12 month revenue of $0.8 million, TM Capital applied the median enterprise value to latest 12 month revenue multiple for the comparable companies of 0.5x and calculated an equity value of $0.4 million. Based upon Cybermax average revenue of $1.3 million, TM Capital applied the median enterprise value to average revenue multiple of 0.1x for the comparable companies and calculated an equity value of $0.1 million.

The average equity value based upon these two calculated values was $0.3 million, which TM Capital determined to use as the high end of the Cybermax value range. TM Capital determined to use the $0.2 million total book value of assets of Cybermax as the low end of the Cybermax value range.

Other Assets. TM Capital determined a low value for the Company's other businesses and assets of $0.0 million and a high value of the Company's other businesses and assets of $0.1 million based on the book and market values of such assets.

Asset Valuation Summary. Based upon the asset valuation range which TM Capital established for the Company's businesses and assets, including $4.6 million to $5.6 million for the real estate; $1.2 million to $2.8 million for the Wickes equity ownership; $0.2 million to $0.3 million for Cybermax; and $0.0 million to $0.1 million for the other businesses and assets of the Company; TM Capital calculated a total asset value range of $6.0 million to $8.8 million. Given the Company's total liabilities net of cash balances of $18.2 million as of September 30, 2002, TM Capital determined that based on this asset valuation range, the Company's equity had a net deficit value range of ($12.2) million to ($9.4) million. TM Capital noted that the proposed transaction valued the Company's equity at approximately $0.1 million, which is above the calculated net equity values.

Premium Analysis. TM Capital analyzed the Company's stock trading history and the premiums paid in recent going private transactions in order to compare the proposed premium to be paid in the merger to the premiums paid in such transactions.

Stock Price and Trading History. TM Capital reviewed the volume of shares of the Company's common stock traded at various price ranges for the period from February 6, 2002 through February 6, 2003. Throughout this period, TM Capital determined that a total of 343,300 shares traded at a weighted average price of $0.10 per share. TM Capital determined that all of the shares traded during this period between $0.02 and $0.25 per share. TM Capital also performed the same review for the period from November 1, 2002 through February 6, 2003, during which TM Capital determined that a total of 28,900 shares traded, the weighted average price was $0.02 per share and all shares traded between $0.02 and $0.03 per share.

TM Capital reviewed the bid-asked spread for the Company's stock for the period November 6, 2002 through February 6, 2003, during which the bid was as low as $0.02 and the asked was as high as $0.05 per share. TM Capital noted that in recent weeks the stock of the Company had consistently been $0.02 bid and $0.04 asked, with the last trade occurring at $0.03 on January 27, 2003.

Going-Private Transactions. TM Capital reviewed publicly available information for completed and pending going-private transactions within the last two years in which the target company had a small equity market capitalization, was underperforming from an operating standpoint and where the acquisition group owned more than 50% of the equity of the Company prior to the transaction. The going-private transactions that TM Capital deemed relevant were for the following companies:

--Auto-Trol Technology Corporation;

--Balanced Care Corp.;

--Century Builders Group, Inc.;

--Marlton Technologies;

--National Home Centers, Inc.;

--TeleVideo Inc.;

--Ugly Duckling Corp.; and

--Unimark Group, Inc.

For these eight transactions, the premiums which the acquisition price provided as compared to the closing price one day before the offer announcement were:
122.2%,  150.0%, (7.2%), 25.0%, 21.7%, 92.9%, 41.8% and 195.5%, with a median of
67.3%. The premiums which the acquisition price provided as compared to the closing price four weeks before the offer announcement were 122.2%, 150.0%, 9.8%, 31.6%, 23.9%, 68.8%, 45.9% and 80.6%, with a median of 57.3%.

TM Capital determined that the four-week premiums were more meaningful for analyzing an acquisition and applied the median four-week acquisition premium of 57.3% to the latest bid price for the Company's stock of $0.02 per share and the latest closing price per share of the Company's stock of $0.03 per share, respectively, resulting in calculated values of $0.031 per share and $0.047 per share. TM Capital noted that the $0.04 merger consideration is higher than the calculated value based upon the bid, but lower than the calculated value based upon the latest closing price. TM Capital noted further that the $0.04 merger consideration represented a 100.0% premium to the current bid for the company's common stock and a 33.3% premium to the last trade.

Expired Imagine Proposal. TM Capital was made aware of a prior proposal that had expired on October 31, 2002, which the Company had received from Imagine, a major creditor of the Company, to convert $6.0 million of indebtedness owed to Imagine into 100,000,000 shares of common stock of Riverside at a conversion price of $0.06 per share. For the benefit of the Special Committee, TM Capital prepared a pro forma analysis of such expired proposal based on TM Capital's calculated range of values of the Company's assets described above. This analysis indicated that the Company's asset values would still be exceeded by its liabilities even when adjusted for such debt conversion.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary descriptions. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying TM Capital's opinion. In arriving at its fairness determination, TM Capital considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, TM Capital made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the merger.

TM Capital prepared these analyses for the purposes of providing its opinion to the Special Committee. The analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold.

As described above, TM Capital's opinion to the Special Committee was one of many factors taken into consideration by the Company's Board of Directors in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by TM Capital in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of TM Capital, attached as Attachment II.

TM Capital is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers, acquisitions and financings. The Special Committee selected TM Capital as its financial advisor because of its reputation as a merchant banking firm that has substantial experience in transactions similar to the merger and significant experience in performing evaluations of such transactions.

Pursuant to a letter agreement, dated January 23, 2003, the Company agreed to pay TM Capital (i) a non-refundable retainer of $37,500 and (ii) an additional $37,500 payable upon delivery of the fairness opinion to the Special Committee. The Company has also agreed to reimburse TM Capital for its reasonable out-of-pocket expenses and to indemnify TM Capital against certain liabilities, including certain liabilities arising under federal securities laws.


                              THE MERGER AGREEMENT

A copy of the merger agreement among the Company, Acquisition Company and Merger Sub is attached to this Information Statement as Attachment I. While the Company believes the information contained in this Information Statement provides an accurate summary of the merger agreement, stockholders are urged to read the merger agreement in its entirety.

EFFECTIVE TIME. The members of Acquisition Company, including Wilson Financial Corporation, J. Steven Wilson, the Chairman of the Board, President, Chief Executive Officer and controlling stockholder of the Company, and members of Mr. Wilson's immediate family, have executed a written consent in lieu of a stockholder meeting voting the shares of common stock held by Acquisition Company (which the members of Acquisition Company held individually as of the February 7, 2003 (the record date) to adopt the merger agreement and in favor of the consummation of the merger. The written consent will become effective on ___, 2003. Upon effectiveness of the written consent, the merger will be consummated as soon as practicable after all other conditions are satisfied. The merger will become effective upon the filing of a Certificate of Merger with the Secretary of State of the State of Florida or at such later time and date as may be set forth in such agreement or Certificate of Merger (the "Effective Time").

THE MERGER. Pursuant to the terms of the merger agreement at the Effective Time:
(i) Merger Sub will be merged with and into the Company and the separate corporate existence of Merger Sub will thereupon cease; (ii) the Company will be the surviving corporation in the merger and will be the wholly-owned subsidiary of Acquisition Company; (iii) each outstanding share of common stock of the Company, except for shares held by stockholders who have perfected their right to dissent under Florida law and shares held by Acquisition Company, will be converted into the right to receive the merger consideration. After the merger, existing stockholders of the Company will have no further interest in the Company except to receive the merger consideration for their Company common stock.

MERGER CONSIDERATION. In accordance with the terms of the merger agreement, each share of the Company's common stock issued and outstanding immediately prior to the Effective Time will, by virtue of the merger and without any action on the part of the holder thereof, at the Effective Time be converted into the right to receive cash in the amount of $0.04 per share, without interest. After the consummation of the merger, the stockholders will have no rights with respect to such shares except the right to exchange their certificates for the merger consideration. As a result of the merger, Acquisition Company will become the owner of all of the issued and outstanding shares of capital stock of the Company and the former stockholders of the Company, other than Acquisition Company, will no longer have any ownership interest in the Company.

CONDITIONS AND COVENANTS. The respective obligations of Acquisition Company and Merger Sub on the one hand and the Company on the other hand under the merger agreement to consummate the merger are conditioned upon the satisfaction of certain conditions, including: (i) the holders of a majority of the shares of common stock of the Company shall have approved the agreement; (ii) neither Acquisition Company, Merger Sub nor the Company shall be subject to any order, decree or injunction of any court or administrative agency which enjoins or prohibits the consummation of the merger; and (iii) each respective party receiving all necessary third party consents or approvals for the merger, including the Company's receipt of the consent of Imagine, the holder of the Company's 11% secured notes. The merger is not structured so that approval of at least a majority of the unaffiliated stockholders is required to approve the merger agreement.

GOVERNMENTAL AND REGULATORY APPROVALS. Transactions such as the merger are often required to be reviewed prior to closing by the Antitrust Division of the Department of Justice and the Federal Trade Commission pursuant to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the HSR Act. Under the HSR Act, due to the size of the merger, the Company and Acquisition Company are not required to file notification and report forms with the Department of Justice and the FTC and no approval is necessary from the Department of Justice or the FTC. The Company is aware of no other governmental or regulatory approvals required for the closing of the merger other than necessary filings with the Securities and Exchange Commission under the Exchange Act and the filing of the Certificate of Merger with the Secretary of State of the State of Florida.

TERMINATION, AMENDMENTS AND EXPENSES. The merger agreement may be terminated and the merger abandoned at any time prior to the consummation of the merger, whether before or after approval by the stockholders of the Company, by mutual consent of the Company and Acquisition Company. The merger agreement may also be terminated if there is outstanding order, writ, injunction or decree prohibiting or restricting either party from consummating the merger. In addition, any party may terminate the merger agreement if the Effective Time has not occurred on or before December 31, 2003 without the fault of the terminating party, or if the Board of Directors of the Company withdraws its approval with respect to the merger or enters into discussions or negotiations with any third party regarding any competing transaction.

The  merger  agreement  does  not  contain  any  break-up  fee and  there  is no
limitation  on  the  Board's   ability  to  receive  or  accept  an  alternative
acquisition proposal.

The merger agreement may be amended in writing at any time prior to the Effective Time by mutual agreement of the Company and Acquisition Company.

Each party has agreed to pay its own expenses incurred in connection with the merger, including fees and expenses incurred in connection with the merger agreement. The total expenses of Acquisition Company and the Company in the aggregate relating to the merger are estimated to be approximately $260,000.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company has made certain representations and warranties in connection with the merger agreement, including representations and warranties relating to such matters as: (i) the organization and authority of the Company to enter into the merger agreement;
(ii) the capitalization of the Company; (iii) non-contravention of the proposed merger with existing law or agreements of the Company; (iv) the absence of required filings, consents or approvals in connection with the merger; (v) the absence of misstatements in this Information Statement; (vi) the absence of brokers or finders in connection with the merger; and (vii) the delivery of the opinion of the financial advisor.

REPRESENTATIONS AND WARRANTIES OF ACQUISITION COMPANY AND MERGER SUB. Acquisition Company and Merger Sub have made certain representations and warranties in connection with the merger agreement, including representations and warranties relating to such matters as: (i) the organization of Acquisition Company and Merger Sub; (ii) the authority of Acquisition Company and Merger Sub to enter into the merger agreement; (iii) non-contravention of the proposed merger with existing law or agreements of Acquisition Company or Merger Sub;
(iv) the absence of material misstatements by Acquisition Company or Merger Sub in the merger agreement or in other information provided to the Company; (v) the absence of brokers or finders in connection with the Merger; (vi) the absence of required filings, consents or approvals in connection with the merger; (vii) the absence of material misstatements by Acquisition Company or Merger Sub in information submitted to the Company in connection with filings made with the Securities and Exchange Commission in connection with the merger; and (viii) the availability of adequate financing for the payment of the merger consideration.

CONDUCT OF BUSINESS PENDING THE MERGER. Pursuant to the merger agreement, the Company has agreed to operate and conduct its business only in the ordinary course in accordance with prior practices, and, furthermore, the Company has specifically agreed to: (i) refrain from issuing, selling or repurchasing any of its capital stock or making any distributions or payments in respect of its capital stock; (ii) provide Acquisition Company with access and assistance in reviewing the Company and its operations; (iii) take such further action and render reasonable efforts to cause the consummation of the merger; and (iv) provide prompt notice to Acquisition Company of certain matters, including the receipt of demands for appraisal of shares from stockholders dissenting from the merger.


          INTERESTS OF CERTAIN PERSONS IN THE MERGER

The members of Acquisition Company, including Wilson Financial Corporation, J. Steven Wilson, and members of Mr. Wilson's immediate family, have executed and delivered to the Company, a written consent in lieu of a stockholder meeting voting the shares of common stock held by Acquisition Company (which the members of Acquisition Company held individually as of the February 7, 2003 (the record date) to adopt the merger agreement and in favor of the consummation of the merger. The written consent will become effective on ___, 2003. Following consummation of the merger, the Company will be a wholly owned subsidiary of Acquisition Company, controlled by Mr. Wilson. Mr. Wilson is also the Chairman, President and Chief Executive Officer of Wickes, the Company's 34% owned subsidiary. If the debt of the Company is successfully restructured or refinanced, the Company may have the opportunity to develop a profitable business, and may in the future, be able to use its accumulated net operating losses to finance new businesses.

Wilson Financial Corporation and Mr. Wilson have pledged 2,617,243 shares of the Company's common stock, representing approximately 57% of the outstanding shares of the Company's common stock, to Imagine to secure a $6 million loan from Imagine to Wilson Financial. Mr. Wilson personally guarantees the $6 million loan, and has pledged 59,8% of the outstanding common stock of Wilson financial and 100% of the outstanding preferred stock of Wilson Financial to Imagine to secure the guaranty.

The $6 million loan is currently in default. As a result, Imagine has the right to exercise any voting rights and privileges in, and has the right to receive and the power to direct the receipt of dividends from, and the proceeds of all redemptions and liquidations that are made, paid, or declared with respect to, the shares of the Company's common stock pledged by Wilson Financial. Imagine has the right to acquire a controlling interest in the Company if it elects to initiate foreclosure procedures with respect to the $6 million loan to Wilson Financial.

As of the record date, certain current directors, officers and employees of the Company held vested and unexercised options to acquire common stock of the Company. The exercise price for the outstanding options is in excess of the merger consideration. Such options will be cancelled prior to consummation of the merger and such unexchanged options will no longer reflect any interest in the Company after the merger. The Company may issue new options following the completion of the merger.

                         SOURCE OF FUNDS FOR THE MERGER

Financing necessary to pay the merger consideration will be provided by Imagine, in the form of a loan to Acquisition Company of approximately $95,000. The terms of the loan are expected to be substantially the same as the terms of Imagine's existing $6 million loan to Wilson Financial. The total merger consideration expected to be paid in the transaction is $81,668 to be paid to the unaffiliated stockholders assuming that no dissenters' rights are exercised. In addition, the Company's fees and expenses are estimated to be $165,000.

Imagine is the Company's largest creditor, its sole source of funding for its operating expenses and the holder of all of the Company's outstanding 11% secured notes, which are currently in default and are secured by all of the Company's assets other than its real estate holdings. Imagine is the pledgee of shares representing approximately 57% of the Company's outstanding shares of common stock, 2,543,553 shares of the Company's common stock are pledged by Wilson Financial and 73,690 shares are pledged by Mr. Wilson to secure a $6 million loan from Imagine to Wilson Financial. Mr. Wilson personally guarantees the $6 million loan, and has pledged 59.8% of the outstanding common stock of Wilson Financial and 100% of the outstanding preferred stock of Wilson Financial to secure the guaranty.

The $6 million loan is currently in default. As a result, Imagine has the right to exercise any voting rights and privileges in, and has the right to receive and the power to direct the receipt of dividends from, and the proceeds of all redemptions and liquidations that are made, paid, or declared with respect to, the shares of the Company's common stock pledged by Wilson Financial. Imagine has the right to acquire a controlling interest in the Company if it elects to initiate foreclosure procedures with respect to the $6 million loan to Wilson Financial.

                          ESTIMATED COSTS AND EXPENSES

The merger agreement provides that each party will pay for its own expenses incurred in connection with the merger. Estimated fees and expenses incurred or to be incurred by the Company in connection with the merger include the financial advisor's fees of $75,000, legal fees for the Special Committee of $40,000, filing fees, printing and mailing fees and expenses of $5,000 and transfer agent fees and expenses of $45,000.

Estimated fees and expenses incurred or to be incurred by Acquisition Company and Merger Sub in connection with the merger include legal and accounting fees and expenses of $10,000, and miscellaneous fees and expenses of approximately $3,000.

             PAYMENT FOR THE SHARES OF COMMON STOCK AFTER THE MERGER

Upon consummation of the merger, each outstanding share of common stock, other than shares held by stockholders perfecting their dissenters' rights under Florida law and shares held by Acquisition Company, will, upon consummation of the merger, be converted into the right to receive $0.04 in cash, subject to any required withholding.

Promptly after the Effective Time, each stockholder of record at the Effective Time will be sent instructions describing the procedure for surrendering stock certificates in exchange for the cash to which such stockholder is entitled and a form letter of transmittal. Payment for shares will be made as soon as practicable after the stock certificates and letters of transmittal have been duly delivered to the Company in accordance with such written instructions. All holders of stock certificates will be required to surrender their certificates to receive the cash to which they are entitled. Any stockholder who has lost his or her stock certificates should promptly make arrangements (which may include the posting of a bond or other satisfactory indemnification) with the Company's transfer agent for replacement.

After the Effective Time and until stock certificates are surrendered, each outstanding certificate will be deemed for all purposes to represent only the right to receive the merger consideration. No transfer of shares of the common stock will be made on the stock transfer books of the Company after the Effective Time.

If payment is to be made to a person other than the one in whose name the stock certificate is issued, it will be a condition to such payment that (i) the certificate surrendered be properly endorsed (with such signature guarantees as may be required) and be otherwise in proper form for transfer, and (ii) the person requesting such payment must (a) pay any transfer or other taxes required by reason of the payment to a person other than the registered holder, or (b) establish to the satisfaction of the Company that such tax has been paid or is not applicable.

Payment will be made through a bank or trust company to be designated by Acquisition Company and reasonably acceptable to the Company. Acquisition Company will be required to deliver sufficient funds to the paying agent prior to the Effective Time to pay the aggregate merger consideration. Any portion of the funds made available by Acquisition Company to the paying agent that remains unclaimed by the stockholders twelve months after the Effective Time will be returned to Acquisition Company. Any stockholder who has not exchanged his or her shares at the time the funds are returned to Acquisition Company must look to Acquisition Company for payment thereafter.

STOCKHOLDERS SHOULD NOT SUBMIT THEIR STOCK CERTIFICATES TO THE COMPANY OR TO ACQUISITION COMPANY UNTIL AFTER THEY HAVE RECEIVED INSTRUCTIONS FROM THE COMPANY, WHICH WILL INCLUDE A FORM LETTER OF TRANSMITTAL.


                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

A Company stockholder who exchanges his or her shares of Company common stock in the merger will recognize gain or loss for federal income tax purposes. The gain or loss will be equal to the difference between the cash received and the stockholder's adjusted tax basis in the common stock. Gain or loss will be treated as capital gain or loss if the shares of the common stock are held as a capital asset by the stockholder. The capital gain or loss will be long term if the common stock has a holding period of more than one year in the hands of the stockholder at the time of the exchange.

Acquisition Company will not recognize any gain or loss for federal income tax purposes as a result of the merger and it will have a tax basis in all of the stock of the Company which Acquisition Company will hold immediately following the merger in an amount equal to Acquisition Company's total investment in the Company stock plus the merger consideration it paid to the stockholders.

The above summary discusses the federal income tax consequences of the merger but does not discuss all of the tax consequences that may be relevant to a particular stockholder or to certain types of investors subject to special treatment under federal income tax laws (such as life insurance companies, tax-exempt organizations and foreign taxpayers). There may be other federal, state, local or foreign tax considerations applicable to the circumstances of a particular stockholder. Each stockholder of the Company is advised to consult his or her own tax advisor to determine the particular tax consequences of the merger to him or her.


                              ACCOUNTING TREATMENT

The merger will be accounted for as a combination of entities under common control and as such the recorded assets and liabilities of the two entities will be carried forward to the combined entity at their recorded historical amounts.

                        RIGHTS OF DISSENTING STOCKHOLDERS

Pursuant to Section 607.1302 of the FBCA, stockholders have the right to dissent from the merger and elect to obtain payment of the fair value of their shares judicially determined. A copy of the relevant provisions of the FBCA is attached Attachment III.

This Information Statement constitutes notice to all stockholders, informing them of their dissenters' rights. Within 20 days after receiving this Information Statement, any shareholder who elects to dissent must file with the Company a notice of such election, stating the shareholder's name and address, the number, classes, and series of shares as to which he or she dissents, and a demand for payment of the fair value of his or her shares. You must deposit your share certificates with the Company simultaneously with the filing of your election to dissent. The Company may restrict the transfer of any uncertificated shares from the date of a stockholder's election to dissent. Notices of dissent and accompanying share certificates should be delivered to Riverside Group, Inc., 7800 Belfort Parkway, Suite 100, Jacksonville, FL 32256 Attention Catherine Gray.

Any shareholder failing to file such election to dissent will be bound by the terms of the merger.

Failure of a stockholder to file a written demand for payment as provided above binds such stockholder to the terms of the merger and precludes exercise of dissenters' rights.

Following completion of the time period as prescribed by FBCA, the Company shall make a written offer to each dissenting shareholder to pay an amount the Company estimates to be the fair value for the shares. If the Company fails to make such offer or if it makes the offer and any dissenting shareholder or shareholders fail to accept the same within the period of 30 days thereafter, then the Company, within 30 days after receipt of written demand from any dissenting shareholder given within 60 days after the Effective Time of the merger, shall file an action in any court of competent jurisdiction in the county of Duval, Florida requesting that the fair value of such shares be determined. If the Company fails to institute these proceedings, any dissenting shareholder may do so in the name of the Company. All dissenting shareholders, other than shareholders who have agreed with the Company as to the value of their shares, shall be made parties to the proceeding as an action against their shares. The court shall determine the fair value of the shares. The Company shall pay each dissenting shareholder the amount found to be due him or her within 10 days after final determination of the proceedings. Upon payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares. The costs and expenses of such proceedings will be determined by the court and taxed upon the parties as the court deems equitable in the circumstances.

Section 607.1301 of the FBCA provides that the dissenting stockholder is entitled to "fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value." In determining such fair value, the Florida Court shall take into account all relevant factors. In determining the fair rate of interest, the Florida Court may consider all relevant factors, including the rate of interest which the surviving corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving corporation or by any stockholders entitled to participate in the proceeding, the Florida Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial prior to the final determination of the stockholders entitled to participate. The value so determined could be more or less than the value of the merger consideration into which shares are to be converted pursuant to the merger.

No provision has been made by Acquisition Company or the Company to grant the stockholders access to the corporate files of Acquisition Company or the Company or to obtain counsel or appraisal services at the expense of Acquisition Company or the Company.

IN VIEW OF THE COMPLEXITIES OF THE FOREGOING PROVISIONS OF THE FBCA STOCKHOLDERS WHO ARE CONSIDERING PURSUING THEIR DISSENTERS' RIGHTS MAY WISH TO CONSULT WITH LEGAL COUNSEL.

                             BUSINESS OF THE COMPANY

The Company is a holding company that conducts its business through its wholly owned subsidiary, Cybermax, focusing on e-Commerce, e-Learning and Interactive Media solutions. Additionally, the Company holds approximately 44 acres of real estate in Atlanta, GA that is subdivided and sold for commercial or residential development. The Company also is engaged in the supply and distribution of building materials through its 34% equity investment in Wickes. Wickes is a leading supplier and manufacturer of building materials in the United States, with sales and distribution facilities and manufacturing facilities located in the Midwest, northeast and south.

HISTORICAL DEVELOPMENT

From 1986 through the first half of 1996, the Company conducted life and property and casualty insurance operations. The property and casualty insurance operations were discontinued in 1993 and sold in September 1995. The Company began disposing of its life insurance operations at the end of 1994 and, in June 1996, completed a merger of its remaining life insurance operations with a third party that resulted in the ownership by the Company of a non-controlling interest in the third party. The Company disposed of this interest on December 31, 1997.

The Company obtained its initial investment in Wickes in 1990 through the acquisition of American Founders Life Insurance Company, which at the time owned approximately 10% of Wickes' common stock. In 1993, as part of a Wickes recapitalization plan, including an initial public common stock offering, the Company increased its beneficial ownership of Wickes' common stock to approximately 36%. On June 20, 1996, the Company purchased from Wickes 2,000,000 newly issued shares of Wickes' common stock for $10,000,000 in cash. In 1998 and early 1999, the Company sold 1,151,900 shares of its Wickes' common stock. As of February 14, 2003, the Company beneficially owned 2,851,443 shares of Wickes' common stock, which constituted 34% of Wickes' outstanding voting and non-voting common stock. See "Investment in Wickes."

In January 1998, the Company formed various operating subsidiaries, which acquired certain e-Commerce and advertising operations from Wickes. These subsidiaries included Cybermax and Buildscape. In October 1999, the Company decreased its ownership in Buildscape to 47%. In May 2000, the Company decreased its ownership in Buildscape to 40%. In June 2002, the Company had no investment in Buildscape and wrote off its investment. See "Buildscape".

In February 1998, the Company acquired the assets of Cybermax from a third party. See "Cybermax."

INTERNET AND E-COMMERCE OPERATIONS

Effective January 15, 1998, Riverside acquired certain operations of Wickes that Wickes had determined to discontinue as a result of its plan to streamline operations and focus primarily on its core professional builder business. The operations transferred included e-Commerce and advertising on the Internet. The consideration given or to be given by Riverside to Wickes in the transaction consists of Riverside's three-year $871,844 unsecured promissory note and future payments of ten percent of the transferred operations' net income (subject to a maximum of $430,000). The Company has not made any payments under this agreement since these operations have only incurred losses.

In connection with this acquisition, Riverside established various operating subsidiaries to conduct the businesses acquired from Wickes, as well as related operations. Buildscape was established to provide e-Commerce and advertising services for the building materials industry on the Internet. Cybermax was established to provide e-Commerce solutions to the building industry, as well as software application development and hosting services.

 BUILDSCAPE

The Company provided services to the e-Commerce market through its equity investment in Buildscape. Buildscape provides home-building materials, service and commerce online to professionals in the home-building industry. LDuring this period, Buildscape was considered to be a development stage company.

On October 21, 1999, Imagine made a $10 million investment in Buildscape by converting $3 million of debt into common stock, exchanging 520,000 shares of Riverside stock for Buildscape common stock and investing $5 million in Buildscape for preferred shares.

In this transaction, Imagine acquired from Riverside 1,880,933 of Buildscape's then 5,000,000 outstanding shares of common stock in exchange for (i) the cancellation of $3 million of indebtedness and (ii) 520,000 shares of Riverside's common stock held by Imagine. In connection with the transaction, because Imagine was granted the right to vote the Company's common shares on all matters with the exception of change in control, the Company began accounting for its investment in Buildscape under the equity method. The Company retained the remaining 3,119,067 outstanding shares of Buildscape's common stock. In addition, Buildscape issued to Imagine 1,666,667 shares of Buildscape's voting Series A Cumulative Convertible Preferred Stock ("Series A Shares") with a $5 million aggregate liquidation preference in exchange for $5 million. As a result of this transaction, the Company owned (before Buildscape employee stock options) 47% of Buildscape on a fully converted basis. Imagine owned 38% of the common and 100% of the preferred shares of Buildscape, or 53% on the same basis. The Company recorded a gain of $4.0 million on the transaction.

In May 2000, Buildscape and Dow entered into a strategic partnership in order to pursue the companies shared vision for a supply chain solution for the construction industry.

On May 19, 2000, Dow made an investment of approximately $10 million in Buildscape, pursuant to a stock purchase agreement, whereby Dow purchased 1,109,782 newly issued shares of Series B Cumulative Preferred Stock, "Series B Shares," par value $0.01 per share of Buildscape. Additionally, (i) Dow purchased 1,666,667 shares of Series A Shares, par value $0.01 per share, of Buildscape from Imagine; and (ii) Dow acquired an option to purchase 547,998 shares of common stock of Buildscape from Imagine. Upon the investment by Dow, the Company's voting rights in Buildscape reverted back from Imagine to the Company.

On November 20, 2000, Dow agreed to invest up to $10 million in Buildscape, LLC for a 12.5% membership interest in Buildscape, LLC, which at the time was a wholly-owned subsidiary of Buildscape. As of December 31, 2000, Dow had invested $5 million and held a 6.25% membership interest and, as of March 31, 2001, Dow had invested the full $10 million and acquired the full 12.5% membership interest in Buildscape, LLC.

In April 2001, Buildscape LLC entered into a loan agreement for $5 million with Dow and the Company executed a guaranty for 35.1% of the note. On September 12, 2001, Buildscape, LLC executed a Second Amendment and Restated Note ("Amended Note") under which Dow may make advances in the aggregate principal amount of $13,000,000 to Buildscape, LLC. Pursuant to the Company's guaranty, if principal and interest under the Amended Note are not paid, Dow may call the guaranty and the Company may satisfy its obligation by transferring to Dow shares of its Buildscape common stock up to 1,014,000 shares. Subsequently in November 2001, Dow entered into a new loan agreement with Buildscape, LLC for up to $10 million. The Company has not guaranteed this note. Concurrent with executing this note, Dow was granted an additional 12.5% interest in Buildscape, LLC.

As a result of these transactions, as of December 31, 2001, the Company owned (before Buildscape's employee stock options) approximately 40% of Buildscape on a fully converted basis. Imagine owned 24% on a fully converted basis and Dow owned 100% of the preferred shares, and approximately 36% on a fully converted basis. As of December 31, 2001, Buildscape owned 75% and Dow owned 25% membership interest in Buildscape, LLC.

On June 18, 2002, the Company received a formal demand for payment from Dow for amounts due pursuant to a guaranty by the Company of a loan from Dow to Buildscape, LLC. Additionally, Dow called the guaranty of Buildscape and Imagine. In order to satisfy the guaranty call, Buildscape transferred its 75% ownership in Buildscape, LLC to Dow, giving Dow 100% ownership in Buildscape, LLC and the Company and Imagine transferred their shares in Buildscape to Dow giving Dow 100% ownership in Buildscape. As of June 30, 2002, the Company had no ownership in Buildscape and wrote off its investment, recording a gain of $947,000.

 CYBERMAX

In February 1998, Riverside acquired the assets of Cybermax from a third party. Cybermax is a professional services company specializing in e-Commerce, e-Learning and Interactive Media solutions. Cybermax has built numerous "high profile" e-Commerce solutions for the building industry.

Cybermax generated sales of approximately $646,000 during the nine months ending September 30, 2002. E-Commerce solutions accounted for approximately 17% of sales during this period. In addition, Cybermax generated sales of approximately $1,215,000, $1,774,000 and $1,171,000 in 2001, 2000 and 1999, respectively.
E-Commerce solutions accounted for approximately 59%, 76% and 50% of sales in 2001, 2000 and 1999, respectively.

CUSTOMERS

During the nine months ending September 30, 2002, one customer, Orgill Inc., ("Orgill") accounted for approximately 24% of sales. In 2001, three customers, Orgill, Homeside Lending, Inc. and Buildscape accounted for approximately 57% of sales. One customer, Orgill accounted for approximately 17%, 27% and 53% of sales in 2001, 2000 and 1999, respectively. Cybermax has enjoyed a close business relationship with Orgill. Orgill, located in Memphis, Tennessee, is the largest privately owned wholesale hardware distributor in the United States. Cybermax is the lead e-Business solutions developer for Orgill, having designed, developed and supported www.Orgill.com since 1998. Orgill.com is a dealer Extranet (B-to-B), featuring Orgill's product inventory of over 64,000 items online for their dealers/retailers to view and order inventory. Cybermax has built five Orgill e-Business systems to date. In addition to Orgill.com, Cybermax has also built an online catalog for their dealers to link to their websites, called QuikShip, for B-to-C transactions. Another QuikShip system is "Special Order Center," which houses QuikShip in an in-store kiosk. HomeSource is another innovative product, which resides on a kiosk within an attended Design Center for in-store selection and order. The most recent development is "ProShip," which features an enhanced online catalog for "Pro" sales. Ancillary to Orgill's development, Cybermax has created over 100 Orgill dealer websites on a custom-designed basis.

 PRODUCTS AND SERVICES

As a provider of e-Learning, Interactive Media and e-Business, Cybermax currently offers one product and several solutions and services.

Cybermax's e-Learning solutions division has developed an e-Learning product which targets mid to large-scale corporations and educational institutions. In addition to this product, this division has the experience and capability of producing custom web-based training for customers.

Cybermax's Interactive Media Solutions division primarily provides graphical support for e-Learning and e-Business, but also develops custom multimedia programs (interactive kiosks, sales presentations, computer-based training and 3D models/animations) for both commercial and government customers.

Cybermax continues to seek out custom website development, incorporating full-commerce capabilities. Custom-developed sites encompass Internet (customers), Intranet (employees) and Extranet (partners and suppliers) features and functions, tied to comprehensive back office application modules.

Cybermax  has   specialized  in  building   Extranets/e-Commerce   websites  for
participants in the building industry. The Company believes that this provides Cybermax with a significant competitive advantage.

Cybermax  has  no  material  patents,  trademarks,   licenses,   franchises,  or
concessions other than the name "Cybermax" and the trademark "Inspire."

The operations of Cybermax are not affected by seasonality. However, economic conditions do affect the operations of Cybermax. During the second half of 2001, adverse economic conditions resulted in the reduction of marketing and advertising expenditures by companies in general. In addition, during the third quarter of 2001, the September 11, 2001 terrorist attacks amplified the general economic weakness, resulting in further reductions.

In June 2001, the Company entered into an agreement with Ennovative, whereby, effective July 1, 2001, Ennovative would manage and operate the business of Cybermax. Ennovative receives a fee of 60% of the profits and is responsible for funding 60% of the losses as defined by the agreement. Pursuant to the Company's agreement with Ennovative, Cybermax recorded miscellaneous income of $145,000 for Ennovative's share of Cybermax losses for the nine months ending September 30, 2002.

OTHER OPERATIONS

Investment in Wickes

Through a series of transactions in 1993, in connection with Wickes' equity and debt recapitalization plan (which included Wickes' initial public offering of common stock), Riverside acquired a net 1,842,774 additional shares of Wickes common stock and an option for 374,516 shares of Wickes common stock. The aggregate purchase price for these shares and option was $5.9 million, including a $1.1 million promissory note. In August 1995, Riverside exercised its option for an exercise price of $2.3 million and paid its promissory note in full. After these transactions, Riverside owned 2,217,290 shares, or approximately 36% of Wickes' outstanding common stock. At December 31, 1995, the Company's retained earnings included $4.0 million of Wickes' undistributed earnings.

Riverside acquired two million newly issued shares of Wickes' common stock on June 20, 1996 for $10.0 million in cash. These additional shares increased Riverside's ownership in Wickes from 36% to 52% of Wickes' total common shares and from 39% to 55% of Wickes' voting common shares.

During the nine months ending September 30, 2002, the Company sold 8,800 shares of its Wickes' common stock for approximately $21,000, generating losses $24,000 on the sales. The Company sold 50,800 and 89,470 shares of Wickes' common stock for approximately $222,000, and $503,000 in 2001 and 2000, respectively. The
Company incurred (losses) gains of $(72,000) and $28,000, on the sale of its Wickes common stock in 2001 and 2000, respectively. There were no sales of Wickes' common stock in 1999.

As of September 30, 2002, Riverside beneficially owned 2,851,443 shares of Wickes' common stock, which constituted 34% of Wickes' outstanding voting and non-voting common stock.

 Investment In Greenleaf

On September 30, 1998, the Company entered into and completed an agreement with Greenleaf, based in Austin, Texas, whereby the Company acquired common shares of Greenleaf in exchange for 100% of the common stock of a former wholly-owned subsidiary of the Company. In January 2000, the Company and Greenleaf settled a dispute covering the terms of this transaction. Giving effect to the settlement, the Company received 10,000,000 shares of Greenleaf common stock and a five-year option to acquire an additional 2,000,000 shares for an exercise price of $.25 per share. In addition, another 3,000,000 shares have been placed in escrow to be used to fund mutually acceptable joint ventures related to technology, the Internet and related products to be owned in equal amounts by Greenleaf and the Company.

At December 31, 2001, the calculated market value of the Company's shares (including the shares held in escrow) in Greenleaf was approximately $89,000, based on Greenleaf's stock price of $.009 per share on the Over-the-Counter Pink Sheets. However, after December 31, 2001, Greenleaf operations ceased. Accordingly, the Greenleaf common stock is permanently impaired. As such, the Company wrote down the investment to $0 at December 31, 2001.

 Real Estate Operations

The Company's real estate held for sale at September 30, 2002 consists of $2,804,000 in Georgia properties and $8,000 in other states. Investments in real estate held for sale are carried at the lower of cost or fair value. As a result, the Company's investment in real estate is carried at cost.

 Real Estate held for Sale

Included in the real estate held for sale at September 30, 2002 is approximately 47 acres of land located within Highlands Park in Smyrna, Georgia.

Highlands. Highlands originally consisted of 1,000 acres and has been an active development since 1983 with approximately 952 acres being sold over the last 19 years. Highlands is a planned industrial development just outside of Atlanta, Georgia. The land is subdivided into numerous parcels planned for commercial, office and light industrial use. In its current state, the property has road frontage and access to county water, sewer, electricity, gas and telephone. In addition, many of the properties have been graded.

During the first nine months of 2002, the Company sold 1.195 acres of its Highlands property for approximately $185,000. The Company recorded a gain of $106,000 on the sale. During 2001, the Company sold 77.1 acres for approximately $10,368,000, which generated gains of approximately $6,565,000, compared to 2000, when the Company sold 8.8 acres for $861,000, which generated gains of $153,000.

Belfort. Belfort originally consisted of approximately 28 acres of vacant and unimproved commercial land in Jacksonville, Florida. In 2000, the Company sold its remaining 6.83 acres for approximately $1,636,000.

SUBSEQUENT EVENTS

Debt

In December 2000, the Company failed to make a required payment on its Secured Notes which caused a default on the debt. Imagine subsequently purchased the Company's Secured Notes from the holders of the Secured Notes. On June 25, 2002, Imagine agreed to amend the Credit Agreement and Secured Notes, extending the maturity date to September 30, 2002. Additionally, the interest rate on the Secured Notes, which was accruing at 17% per annum pursuant to the Company's forbearance agreement with the Noteholders, was amended to a rate of 11%, effective September 30, 2000 and the Secured Notes were fully reinstated in accordance with the terms and conditions, as amended, as if no default had occurred.

On September 30, 2002, Imagine agreed to amend the Credit Agreement and Secured Notes, extending the maturity date to November 30, 2002. On November 30, 2002, Imagine agreed to amend the Credit Agreement and Secured Notes, extending the maturity date to January 31, 2003. Additionally, the interest rate on the Secured Notes remained the same. Imagine agreed to loan funds to the Company to cover critical operating expenses and professional services on a month-to-month basis. As of February 18, 2003, Imagine has lent the Company $858,799.

As of February 18, 2003 Imagine has a first lien on 8,460,000 shares of Greenleaf's common stock and a second lien on the assets securing the mortgage debt.

The Company is in continuing discussions regarding the possibility of restructuring the Secured Notes. There can be no assurance that the Company will be able to successfully negotiate a restructuring of its debt and the failure to do so would have a material adverse effect on the Company's financial position. In addition, if a successful restructuring of its debt obligations does not occur, the Company may need to seek protection under applicable federal bankruptcy laws.

Real Estate

In October 2002, the Company sold 3.98 acres of its Georgia property for approximately $636,000. The Company recorded gains of approximately $305,000 on the sale. The entire sales proceeds were used to pay the Company's mortgage debt and a prepayment of interest. As of December 31, 2002 the Company's mortgage debt is approximately $1,008,000 and the Company has made a prepayment of interest of approximately $78,000.

Investment in Wickes

On December 16, 2002, Wickes Inc, sold thirty-seven of its lumberyards, other facilities and assets in Wisconsin and Michigan to Lanoga Corporation (through its United Building Centers division), pursuant to an Asset Purchase and Sale Agreement between Lanoga Corporation and Wickes dated as of October 30, 2002.

The sale price is $55,253,000, plus additional net proceeds of $20 million for the value of the inventory and accounts receivable of the business operations sold less certain liabilities assumed by Lanoga Corporation. The final purchase price is subject to post closing adjustments for which $5 million is currently being held in escrow. The sales price was determined by arms-length negotiation between the parties. The proceeds will be used to reduce the outstanding balance of the Wickes' revolving line of credit and real estate term loan extended by its existing lenders.

Wickes is retaining its operations in the southern half of the lower-peninsula of Michigan, including all of its operations in Coldwater, Davison, Grand Blanc, Grand Rapids, Owosso, Port Huron, Romeo, Mason, Rochester, Monroe, Jackson and Kalamazoo.

In January 2003, both Harry T. Carneal and Robert T. Shaw submitted their letters of resignation from the positions they held on the Board of Directors of Wickes. Both Mr. Carneal and Mr. Shaw have been directors of Wickes since 1998. The resignations of Mr. Carneal and Mr. Shaw were not the result of a disagreement with Wickes, other Wickes Board Members, or for any cause.

On January 23, 2003 Wickes announced that the expiration date for its offer to exchange an equal principal amount of its new Senior Secured Notes due July 29, 2005, for any and all of its outstanding 11 5/8 percent Senior Subordinated Notes due December 15, 2003 has been extended to 5:00 p.m., New York City time, on Wednesday, February 19, 2003. Wickes will accept for exchange any and all Subordinated Notes validly tendered and not withdrawn prior to the expiration date.

The closing of the Exchange Offer, however, is subject to Wickes obtaining the consent of its senior lenders or the refinancing of its senior debt with a new senior lender who consents to the Exchange Offer. There can be no assurance that such consent or refinancing will be obtained, although discussions have commenced with a potential new senior lender to refinance the senior debt.

To date, Wickes has received tenders from holders of approximately 67 percent of the outstanding aggregate principal amount of Subordinated Notes. This amount includes tenders from the three largest holders, representing approximately 40 percent of the outstanding Subordinated Notes.

EMPLOYEES

As of January 31, 2003, the Company and its wholly owned subsidiary had eight full time employees. The Company believes that it has maintained favorable relations with its employees. None of these employees are represented by a union or covered by a collective bargaining agreement.

PROPERTIES

The Company's executive offices are located in leased space in Jacksonville, Florida.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings that will have a material adverse effect on the Company.

                 MARKET FOR COMPANY'S COMMON STOCK AND DIVIDENDS

The Company's Common Stock trades over-the-counter and is quoted on the OTC Bulletin Board under the trading symbol "RSGI." Prior to July 28, 1997, the Company's Common Stock was traded on the NASDAQ National Stock Market. From that date to July 8, 1999, the Company's Common Stock was traded on the NASDAQ
SmallCap Stock Market. As of February 7, 2003, there were 4,767,123 shares outstanding held by approximately 1,604 shareholders of record.

The following table sets forth, for the periods indicated, the high and low bid quotation for the Company's Common Stock on the OTC Bulletin Board. Prices do not include retail markups, markdowns or commissions.

                                                High              Low

                                                ----              ---
        2003:
        January.........................     $  .03            $  .02
        2002:
        First Quarter...................     $  .45            $  .10
        Second Quarter..................        .15               .06
        Third Quarter...................        .07               .04
        Fourth Quarter..................        .04               .02
        2001:
        First Quarter...................     $ 1.25            $  .70
        Second Quarter..................        .65               .51
        Third Quarter...................        .51               .15
        Fourth Quarter..................        .22               .08


The Company did not pay any cash dividends on its common stock during the last two fiscal years and does not anticipate payment of such dividends for the foreseeable future. Payment of dividends in the future is subject to the discretion of the Board of Directors of the Company and is dependent upon the Company's overall financial condition, capital requirements, compliance with contractual requirements, earnings and any other factors the Board of Directors may deem relevant. The terms of the Company's $2,022,000 loan from Imagine prohibit the payment of cash dividends without the prior approval of Imagine.

                              PRIOR STOCK PURCHASES

The following table sets forth, during the past two years, the amount of securities of the Company purchased, the range of prices paid and the average purchase price for each quarter during that period by any of J. Steven Wilson, Wilson Financial Corporation or any members of Acquisition Company, and each person enumerated in Instruction C of Schedule 13E-3 (unless listed, no securities were purchased during the periods indicated by such persons):


                                         No. of                         Average
                                         Shares         Price Per      Purchase
     Purchaser            Date         Purchased         Share          Price
     ---------            ----         ---------         -----          -----


J. Steven Wilson     May 15, 2001         1,719            .63           .63



                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

On February 7, 2003, the record date for determining stockholders entitled to notice of, and to vote or take action by written consent with respect to the merger agreement, the Company had issued and outstanding and entitled to vote 4,767,123 shares of common stock, par value $.10 per share. The following table sets forth information regarding beneficial ownership of the common stock as of January 31, 2003, except as otherwise noted, with respect to (i) each person known by the Company to own beneficially more than five percent of the outstanding common stock, (ii) each director of the Company, (iii) the Chief Executive Officer and Chief Financial Officer of the Company during the fiscal year ended December 31, 2002, (iv) each person enumerated in Instruction C of
Schedule 13E-3 and (v) all directors and executive officers of the Company as a group:

                                            ------------------------------------
                                                 Number of
                                                  Shares                   %
                                               Beneficially               of
                                                Owned (1)                Class
                                               ------------              -----

J. Steven Wilson                                2,750,415 (2)            57.7%
7800 Belfort Parkway
Jacksonville, FL  32256

Frederick H. Schultz                              303,483 (3)            6.4%
118 W. Adams Street
Suite 600
Jacksonville, FL  32202

Other Directors and Named
Executive Officers:

Catherine J. Gray                                  43,171 (4)              *

John E. Donnelly                                   20,000 (5)              *

Edward C. Carey                                    10,000 (6)              *

All directors and
executive officers as a
group (3 persons)                               2,823,586               58.8%

*   Less than 1.0%


(1) Unless otherwise noted, the owner has sole voting and dispositive power.

(2) The amount includes 2,543,553 shares that Mr. Wilson indirectly owns through his controlling ownership of Wilson Financial Corporation. The amount shown also includes 20,000 shares owned by Mr. Wilson's children. Also included are 25,000 shares presently acquirable pursuant to employee stock options. Substantially all shares directly owned by Wilson Financial are pledged to various lenders. A change of control of the Company could result from a default by Wilson Financial under these pledges.

(3) The amount shown includes 42,500 shares owned by Mr. Schultz's spouse.

(4) Includes 12,500 shares presently acquirable pursuant to stock options.

(5) Includes 10,000 shares presently acquirable pursuant to stock options.

(6) Includes 10,000 shares presently acquirable pursuant to stock options.


      CERTAIN INFORMATION REGARDING FILING PERSONS AND RELATED TRANSACTIONS

None of J. Steven Wilson, Wilson Financial Corporation or any members of Acquisition Company nor, to the best of their knowledge, any person specified in Instruction C to Schedule 13E-3 (i) has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

         DIRECTORS AND EXECUTIVE OFFICERS

                                                      Year First Became Director
                   Name                      Age           Executive Officer
                   ----                      ---      --------------------------

         J. Steven Wilson.............        59                1985
         Edward C. Carey..............        60                2001
         John E. Donnelly.............        64                2001
         Catherine J. Gray............        52                1996



Mr. Wilson has been Chairman, President and Chief Executive Officer and a director of the Company since August 1985. Mr. Wilson has been Chief Executive Officer and a director of Wickes since November 1991, and Chairman of Wickes since August 1993. Mr. Wilson assumed the duties of President of Wickes from July 1996 to May 1997 and resumed this role in July 2001. Mr. Wilson is also a director of First Industrial Realty Trust, Inc.

Mr. Edward C. Carey has been an independent petroleum consultant since September of 1994. Mr. Carey formerly served as Director of St. Vincents Hospital Medical Center and the American Ireland Fund, a charitable foundation. He also formerly was president of the Collas-Graves Foundation and a Trustee of Brooklyn Polytecnic Institute.

Mr. Donnelly has been a private attorney and investor since 1994. He currently is Director and Corporate Secretary of The Mallon Fund, a charitable organization. Mr. Donnelly formerly served as Director and Chairman of the Audit Committee for Pacific National Bank and formerly was a director of MDF Technology, Inc., a fiberboard manufacturing company.

Ms. Gray joined the Company as Vice President and Director of Tax in 1988 and was appointed Senior Vice President and Chief Financial Officer in December 1996.

The stockholders in Acquisition Company may be deemed to beneficially own the shares of common stock of the Company referred to above under the heading `VOTING SECURITIES AND PRINCIPAL OWNERS THEREOF".

                           RELATED PARTY TRANSACTIONS

The Company reimburses its share of actual costs incurred from the Company's use of an airplane owned by an affiliate of Mr. Wilson, the Company's Chairman, President and Chief Executive Officer. Reimbursement expenses were $0 and $17,000 for the nine months ending September 30, 2002 and 2001, respectively.

Included in operations for the nine months ending September 30, 2002 and 2001 is expense related to office expenses charged by Wilson Financial to the Company of $13,500 and $22,500, respectively.

Included in operations for the nine months ending September 30, 2002 and 2001 is income related to software and editorial services provided by the Company to Buildscape of $35,000 and $238,000, respectively. For certain costs, including office space and overhead, business, human resources and accounting, the Company and Buildscape entered into a shared services agreement. This agreement allocates expenses to Buildscape based on its proportioned usage. Buildscape's proportional usage for the nine months ending September 30, 2002 and 2001 was approximately $210,000 and $363,000, respectively.

In February 2002, Cybermax entered into an agreement with Wickes. The agreement calls for Cybermax to design, develop and support a web based system that will aid Wickes in marketing and selling products. For the nine months ended September 30, 2002, Cybermax received approximately $58,500 from Wickes under this agreement.

The Company owns approximately 34% of the outstanding shares of Wickes common stock and approximately 13% are owned by Imagine and its parent, Stone Investments, Inc.

In February 1998, Riverside completed the acquisition of the e-Commerce and advertising operations of Wickes by issuing an approximately $872,000 three-year unsecured Promissory Note. The terms of the Promissory Note include interest based on the Prime lending rate plus two percentage points due monthly and principal due in thirteen equal quarterly installments, beginning May 15, 1998 and ending May 15, 2001. In addition, Riverside agreed to pay ten percent of future net income of these operations, subject to a maximum of $429,249 plus interest.

                      COSTS OF DISSEMINATION OF INFORMATION

Pursuant to the merger agreement, each party will pay its own expenses incurred in connection with the merger. The Company will bear the cost of preparation and dissemination of this Information Statement and will reimburse brokers, custodians, nominees and fiduciaries for their reasonable expenses in sending this Information Statement and the letter of transmittal to the beneficial owners of the Company's shares. No proxies are being solicited in connection with the merger and no persons are being employed, retained or compensated to make any solicitations or recommendations in connection with the merger.

                         FINANCIAL AND OTHER INFORMATION

This Information Statement includes information required to be disclosed pursuant to Rule 14c-2 under the Exchange Act. The Securities and Exchange Commission allows us to "incorporate by reference" information into this Information Statement, which means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered to be a part of this Information Statement, except for any information superseded by information contained directly in this Information Statement. This Information Statement incorporates by reference the documents described below that we have previously filed with the Securities and Exchange Commission. These documents contain important information about the Company and its financial condition.

The following documents filed with the Securities and Exchange Commission by the Company are incorporated herein by reference and shall be deemed to be part hereof from the date of filing of such documents:

1. Annual Report on Form 10-K for the year ended December 31, 2001; and

2. Quarterly Report on Form 10-QSB for the quarter ended September 30, 2002, filed November 13, 2002.

All documents filed by the Company under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this Information Statement until 20 business days following the mailing of this Information Statement, will also be deemed to be incorporated into this Information Statement by reference.

                              AVAILABLE INFORMATION

Because the merger is a "going private" transaction, J. Steven Wilson, Wilson Financial Corporation and the members of Acquisition Company have filed a Rule 13e-3 Transaction Statement on Schedule 13E-3 under the Exchange Act with respect to the merger. The Schedule 13E-3 and the Company's reports, proxy statements and other information previously filed with the Securities and Exchange Commission contain additional information about the Company and Acquisition Company.

The Company has been subject to the informational requirements of the Exchange Act since 1997, and, in accordance with these requirements, filed reports and other information with the Securities and Exchange Commission. These reports and other information may be inspected and copied or obtained by mail upon payment of the Securities and Exchange Commission's prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549 and at its regional office at 175 W. Jackson Boulevard, Suite 900, Chicago, IL 60604. The reports and other information filed by the Company may also be obtained at the Securities and Exchange Commission's World Wide Web site, located at http://www.sec.gov.

                                                          Exhibit Item 16(c)(3)

                           OPINION OF TM CAPITAL CORP

TM Capital Corp.
Merchant Bankers & Financial Advisors

New York                                       Atlanta

One Battery Park Plaza                         Two Piedmont Center
35th Floor                                     Suite 410
New York, NY  10004                            Atlanta, GA  30305
Tel: 212 809-1360                              Tel: 404 995-6230
Fax: 212 809-1450                              Fax: 404 995-6240

                                               February 14, 2003



The Special Committee of the Board of Directors
Riverside Group, Inc.
7800 Belfort Parkway, Suite 100
Jacksonville, FL 32256

Gentlemen:

We understand that RGI Merger Sub, Inc., a Florida Corporation (the "Merger Sub"), a 100% owned subsidiary of Wilson llc, a Florida Limited Liability Company (the "Acquisition Company"), and Riverside Group, Inc., a Florida corporation (the "Company"), propose to enter into an Agreement and Plan of Merger (the "Agreement"), pursuant to which the Acquisition Company will acquire each of the issued and outstanding shares of the Company's common stock through a merger of the Merger Sub with and into the Company (the "Merger"). We further understand that the Acquisition Company and Merger Sub have been formed by and are controlled by J. Steven Wilson, Chairman of the Board, President, Chief Executive Officer and majority stockholder of the Company. In the Merger, each outstanding share of the Company's common stock, other than shares held by Wilson Financial Corporation, J. Steven Wilson and affiliates (collectively, the "Continuing Stockholders"), will be converted into the right to receive $0.04 in cash (the "Merger Consideration").

You have requested our opinion as to the fairness from a financial point of view of the Merger Consideration to be received by the Company's stockholders (other than the Continuing Stockholders) pursuant to the Agreement.

In arriving at the opinion set forth below, we have, among other things:

(1) Reviewed a draft, dated February 14, 2003, of the Agreement;

(2) Reviewed the Company's Annual Reports on Form 10-K and related financial information for the fiscal years ended December 31, 1997 through December 31, 2001; the Company's Quarterly Reports on Form 10-QSB and the related unaudited financial information for the nine months ended September 30, 2002; the Company's Information Statement to Shareholders dated April 30, 2002; the Company's Revised Information Statement to Shareholders dated May 30, 2002; and other filings of Company with the Securities and Exchange Commission that we deemed relevant;

(3) Reviewed Wickes Inc. ("Wickes") Annual Reports on Form 10-K and related financial information for the fiscal years ended December 27, 1997 through December 29, 2001; Wickes Quarterly Reports on Form 10-Q and the related unaudited financial information for the nine months ended September 28, 2002; Wickes Proxy Statement relating to the Annual Meeting of Shareholders held on May 21, 2002; and other filings of Wickes with the Securities and Exchange Commission that we deemed relevant;

(4) Reviewed certain information furnished to us by the Company relating to the business, earnings, cash flow, real estate assets, other assets and liabilities, and prospects of the Company and its Cybermax, Inc. subsidiary, and conducted discussions with members of senior management of the Company concerning its businesses, prospects and assets;

(5) Reviewed with senior management of the Company the credit agreements of the Company and discussed the terms and status of these agreements;

(6) Reviewed the historical market prices and trading activity for the common stock of the Company and Wickes;

(7) Compared the financial position and results of operations of the Company's Cybermax, Inc. subsidiary with that of certain companies which we deemed to be relevant;

(8) Compared the financial position and results of operations of Wickes with that of certain companies which we deemed to be relevant;

(9) Compared the financial terms of the Merger with the financial terms of certain other "going private" transactions which we deemed to be relevant; and

(10) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

TM Capital Corp., as part of its investment and merchant banking business, is regularly engaged in performing financial analyses with regard to businesses and their securities in connection with mergers and acquisitions, financings, restructurings, principal investments, valuations, fairness opinions and other financial advisory services. TM Capital Corp. will be receiving a fee in connection with the rendering of this opinion.

In preparing our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Company, and we have not assumed any responsibility to independently verify such information. We have also relied upon assurances of the management of the Company that they are unaware of any facts that would make the information provided to us incomplete or misleading. Management of the Company has indicated that the Company's indebtedness is in default, available financial resources are not sufficient to fund its operations, and in the absence of additional financing the Company's ability to continue operations is in doubt. We have also assumed, with your consent, that the draft of the Agreement we reviewed will conform in all material respects to the Agreement when in final form.

We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company. We have also assumed with your consent that any material liabilities (contingent or otherwise, known or unknown) of the Company are as set forth in the consolidated financial statements of the Company referred to above.

This opinion is directed to the Special Committee of the Board of Directors of the Company and does not constitute a recommendation to any shareholder of the Company as to whether any such shareholder should or should not vote his shares in favor of the Merger. This opinion does not address the relative merits of the Merger and any other transactions or business strategies discussed by the Special Committee of the Board of Directors of the Company as alternatives to the Merger or the decision of the Special Committee of the Board of Directors of the Company with respect to the Merger. Our opinion is based on economic, monetary and market conditions existing on the date hereof.

On the basis of, and subject to the foregoing, we are of the opinion that the proposed Merger Consideration to be received by the Company's stockholders (other than the Continuing Stockholders) pursuant to the Agreement is fair from a financial point of view.

This opinion has been prepared for the information of the Special Committee of the Board of Directors of the Company in connection with the Merger and shall not be reproduced, summarized, described or referred to, provided to any person or otherwise made public or used for any other purpose without the prior written consent of TM Capital Corp., provided, however, that this letter may be reproduced in full in any document relating to the Merger sent to the Company's stockholders and filed with Securities and Exchange Commission.

                                            Very truly yours,

                                            TM CAPITAL CORP.


                                            /s/Michael  S. Goldman
                                            ----------------------------
                                            Michael S. Goldman
                                            Managing Director

                                                        Exhibit - Item 16(d)(1)







                          AGREEMENT AND PLAN OF MERGER



                                  BY AND AMONG



                                   WILSON, LLC



                                       AND



                              RGI MERGER SUB, INC.



                                       AND



                              RIVERSIDE GROUP, INC.












                                February 18, 2003


                                TABLE OF CONTENTS

                                                                                                 Page No.

Article I - The Merger...............................................................................3

Article II - Charter and Bylaws and Officers and Directors
Of The Surviving Corporation.........................................................................5

Article III - Representations of the Company.........................................................6

Article IV - Representations and Warranties of Acquisition
Company and Merger Sub...............................................................................7

Article V - Covenants................................................................................9

Article VI - Conditions.............................................................................12

Article VII - Closing...............................................................................12

Article VIII - Termination Prior To Closing.........................................................12

Article IX - Miscellaneous..........................................................................13

Exhibit 1.02 - Form of Certificate of Merger........................................................16




                          AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this "Agreement"), is made and entered into as of February 18, 2003 by and among Wilson LLC, a Florida limited liability company ("Acquisition Company"), RGI Merger Sub, Inc., a Florida corporation ("Merger Sub") and Riverside Group, Inc., a Florida corporation (the "Company").


                              W I T N E S S E T H:

WHEREAS, the Company has 4,767,123 shares of issued and outstanding common stock, par value $.10 per share (individually, a "Company Share," collectively, the "Company Shares"); and

WHEREAS, Merger Sub is a wholly-owned subsidiary of Acquisition Company; and

WHEREAS, Acquisition Company has proposed to the Board of Directors of the Company that Acquisition Company acquire each of the issued and outstanding Company Shares through a merger (the "Merger") of Merger Sub with and into the Company pursuant to the terms of this Agreement; and

WHEREAS, the Managers of Acquisition Company believe that it is in the best interest of Acquisition Company and its members, and the Board of Directors of the Company believes that it is in the best interest of the Company and its stockholders, to enter into this Agreement and to consummate the merger of Merger Sub with and into the Company in accordance with the terms of this Agreement; and

WHEREAS, the Special Committee of Independent Directors of the Company's Board of Directors has received an opinion of TM Capital Corp., an independent financial advisor ("Financial Advisor"), to the effect that the consideration to be received by the holders of Company Shares (other than Acquisition Company) in the Merger is fair to such holders from a financial point of view; and

WHEREAS, the Board of Directors of the Company, the Managers of the Acquisition Company and the Board of Directors of the Merger Sub have approved this Agreement and the Merger upon the terms set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements, and upon and subject to the terms and the conditions hereinafter set forth, the parties do hereby agree as follows:


                                   ARTICLE I.

                                   THE MERGER

1.01 THE MERGER. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.02), Merger Sub shall be merged with and into the Company in accordance with this Agreement and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation").

1.02 EFFECTIVE TIME. If all the conditions to the Merger set forth in Article VI shall have been fulfilled or waived in accordance herewith on the Closing Date and this Agreement shall not have been terminated as provided in Article VIII, the parties hereto shall cause a Certificate of Merger in the form of EXHIBIT
1.02 hereto (the "Certificate of Merger") to be properly executed and filed with the Secretary of State of the State of Florida on the Closing Date and Merger Sub shall be merged with and into the Company in accordance with this Agreement. The Merger shall become effective at the time of filing of the Certificate of Merger or at such later time which the parties hereto shall have agreed upon and designated in such filing as the effective time of the Merger (the "Effective Time").

1.03 CONVERSION OF SHARES. At the Effective Time:

(a) Each Company Share outstanding immediately prior to the Effective Time, other than the Cancelled Shares (as defined in Section 1.03(c)) and the Dissenting Shares (as defined in Section 1.03(b)), automatically and without any action on the part of the respective holders thereof (collectively, the "Selling Stockholders") shall be converted into the right to receive cash in an amount per share equal to Four Cents ($0.04), without interest (the "Merger Consideration"), payable to the holder thereof upon the surrender of the certificate formerly representing such outstanding Public Share.

(b) Notwithstanding any provision to the contrary in this Agreement, each Company Share held by a stockholder who has not approved the Merger and who has demanded, and is entitled by law to exercise, dissenters' rights in accordance with Section 607.1302 of the Florida Business Corporation Act, (the "FBCA"), (such shares, the "Dissenting Shares") shall not be converted into the right to receive any portion of the Merger Consideration, unless such stockholder fails to perfect or withdraws or otherwise loses his or her dissenter's rights in accordance with Section 607.1302 of the FBCA. If, after the Effective Time, such stockholder fails to perfect or withdraws or loses his or her right to dissent, each such Dissenting Share shall be treated as if it had been converted as of the Effective Time into a right to receive the Merger Consideration, as provided herein, without interest thereon.

(c) Each Company Share held by Acquisition Company and the Company, if any, at the Effective Time (collectively, the "Cancelled Shares") shall, by virtue of the Merger, cease to be outstanding and shall be automatically cancelled and retired and no other consideration shall be exchanged therefore.

(d) Each share of Merger Sub outstanding immediately prior to the Effective Time shall be converted into one share of capital stock of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

1.04 EXCHANGE OF CERTIFICATES.

(a) From and after the Effective Time, a bank or trust company to be designated by Acquisition Company and reasonably acceptable to the Company (the "Paying Agent") shall act as paying agent in effecting the exchange for the Merger Consideration of each share represented by a certificate that, prior to the Effective Time, represented Company Shares entitled to payment pursuant to
Section 1.03. Upon the surrender of each such certificate and the delivery by the Paying Agent of the Merger Consideration in exchange therefore, the certificates that, prior to the Effective Time, represented outstanding Company Shares shall forthwith be canceled. Until so surrendered and exchanged, each such certificate shall represent solely the right to receive the Merger Consideration multiplied by the number of Company Shares represented by such certificate. Upon the surrender and exchange of such outstanding certificate, the holder shall receive the Merger Consideration multiplied by the number of Company Shares represented by such certificate, without any interest thereon. If any cash is to be paid to a person other than a person in whose name such surrendered certificate is registered, it shall be a condition to such payment or exchange that the person requesting such payment or exchange shall pay to the Paying Agent any transfer or other taxes required by reason of the payment of such cash to a name other than that of the registered holder of such surrendered certificate, or such person shall establish to the satisfaction of the Paying Agent that such tax has been paid or is not applicable. Notwithstanding the foregoing, neither the Paying Agent nor any party to any such exchange shall be liable to a holder of Company Shares for any Merger Consideration delivered to a public official pursuant to applicable abandoned property laws.

(b) At or prior to the Effective Time, Acquisition Company shall provide the Paying Agent with sufficient cash to pay the Merger Consideration to each holder of Company Shares entitled thereto.

(c) Promptly following the date which is twelve months after the Effective Time, the Paying Agent shall return to the Surviving Corporation all cash (together with all interest earned thereon) and other instruments in its possession relating to the transactions described in this Agreement, and the Paying Agent's duties shall terminate. Thereafter, each holder of a certificate that immediately prior to the Effective Time represented Company Shares may surrender such certificate to the Surviving Corporation (subject to applicable abandoned property, escheat and similar laws), and receive in exchange therefore the Merger Consideration multiplied by the number of Company Shares represented by such certificate, without interest, but shall have no greater rights against the Surviving Corporation than may be accorded to general creditors of the Surviving Corporation under Florida law.

(d) Promptly after the Effective Time, the Paying Agent shall mail to each record holder of certificates that immediately prior to the Effective Time represented Company Shares (other than the Cancelled Shares) a form of letter of transmittal and instructions for use in surrendering such certificates and receiving the Merger Consideration multiplied by the number of Company Shares represented by such certificate therefore.

(e) After the Effective Time, there shall be no transfers on the stock transfer books of the Company or the Surviving Corporation of any Company Shares. If, after the Effective Time, certificates that immediately prior to the Effective Time represented Company Shares are presented to the Surviving Corporation or the Paying Agent, they shall be canceled and exchanged for the Merger Consideration multiplied by the number of Company Shares represented by such certificate, as provided in Section 1.03 hereof, subject to applicable law in the case of Dissenting Shares.

1.05 STOCK OPTIONS.

(a) The Company shall take all reasonable actions required to terminate all outstanding stock options to purchase Company common stock held by its employees in accordance with the terms governing such stock options and to terminate its stock option plan, in each case effective as of the Closing Date.

(b) No further options shall be granted pursuant to the Stock Option Plans and no additional warrants of the Company shall be issued prior to the Effective Time.

1.06 EFFECT OF THE MERGER. From and after the Effective Time, the Merger shall have the effect set forth in the FBCA. Without limiting the generality of the foregoing, upon the Effective Time of the Merger, the separate existence of each of Merger Sub and the Company will cease and the Surviving Corporation shall possess all assets, rights, privileges, immunities, powers and purposes of each of Merger Sub and the Company and all the debts, liabilities, obligations and commitments of the Merger Sub and the Company shall become the debts, liabilities, obligations and commitments of the Surviving Corporation.

                                   ARTICLE II

                  CHARTER AND BYLAWS AND OFFICERS AND DIRECTORS
                          OF THE SURVIVING CORPORATION

2.01 CHARTER. The Articles of Incorporation of the Company as in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation until duly amended in accordance with applicable law.

2.02 BYLAWS. The bylaws of the Company in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, until duly amended in accordance with applicable law.

2.03 DIRECTORS. The directors of the Company immediately prior to the Effective Time shall be the directors of the Surviving Corporation as of the Effective Time.

2.04 OFFICERS. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation as of the Effective Time.

                                   ARTICLE III

                         REPRESENTATIONS OF THE COMPANY

Subject to the limitations stated in Section 3.08, the Company hereby represents and warrants to Acquisition Company and Merger Sub as of the date hereof and as of the Effective Time as follows:

3.01 ORGANIZATION AND AUTHORIZATION.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida and has all requisite corporate power and authority to carry on and conduct its business as it is now being conducted and to own or lease its properties and assets, and is duly qualified to do business and is in good standing under the laws of each state or jurisdiction in which the failure to be so qualified or in good standing would have a "Material Adverse Effect" (as defined below) on the Company. "Material Adverse Effect" shall mean, with respect to any party hereto, any change, event or effect that is or is reasonably likely to be materially adverse to the business, operations, properties or financial condition of such party and its subsidiaries, taken as a whole.

(b) The Company has the right, power and capacity to execute, deliver and, subject to approval of this Agreement and the Merger by the holders of the Company Shares in accordance with the FBCA (the "Company Stockholder Approval"), perform this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action on the part of the Board of Directors of the Company. Upon the Company Stockholder Approval, the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby will have been duly authorized by the holders of the Company Shares. This Agreement has been duly and validly executed and delivered by the Company and, subject to the Company Stockholder Approval, constitutes the Company's legal, valid and binding obligation, enforceable in accordance with its terms.

3.02 AUTHORIZED AND OUTSTANDING STOCK. The authorized capital stock of the Company consists of 20,000,000 shares of common stock, par value $0.10 per share, of which 4,767,123 shares are issued and outstanding as of the date hereof. There are no other shares of capital stock authorized or issued. As of the date hereof, 73,500 options are vested or exercisable into common stock of the Company under the Stock Option Plan. All of the issued and outstanding shares of capital stock of the Company are validly issued, fully paid and nonassessable.

3.03 NO CONFLICT. Except as set forth on Schedule 3, the execution and delivery of this Agreement by the Company, the consummation of the transactions contemplated herein by the Company, and the performance of the covenants and agreements of the Company herein will not, with or without the giving of notice or the lapse of time, or both, (i) violate or conflict with any of the provisions of the charter or bylaws of the Company; or (ii) violate, conflict with or result in a breach or default under or cause termination of any term or condition of any mortgage, indenture, contract, license, permit, instrument, trust document, will, or other agreement, document or instrument to which the Company is a party or by which the Company or any of its properties may be bound, which individually or in the aggregate, would have a Material Adverse Effect on the Company; or (iii) to the Company's knowledge violate any provision of law, statute, rule, regulation, court order, judgment or decree, or ruling of any governmental authority, to which the Company or any of its properties may be subject, which individually or in the aggregate, would have a Material Adverse Effect on the Company; or (iv) result in the creation or imposition of any lien, claim, charge, restriction, security interest or encumbrance of any kind whatsoever upon any asset of the Company, which, individually or in the aggregate, would have a Material Adverse Effect on the Company.

3.04 REQUIRED FILINGS, CONSENTS AND APPROVALS. The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), state securities laws ("Blue Sky Laws") and filing and recordation of appropriate merger documents as required by the FBCA and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have a Material Adverse Effect on the Company and its affiliates taken as a whole, or prevent or materially delay the performance by the Company of any of its obligations under this Agreement or the consummation of the Merger.

3.05 DISCLOSURE DOCUMENTS.

(a) Each document required to be filed by the Company with the Securities and Exchange Commission (the "Commission") in connection with the transactions contemplated by this Agreement (the "Company Disclosure Documents"), including, without limitation, the Information Statement to be filed with the Commission in connection with the Merger, and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the applicable requirements of the Exchange Act.

(b) At the time the Information Statement or any amendment or supplement thereto is first mailed to stockholders of the Company and at the time the written consent of the Company's stockholders approving the agreement and the transactions contemplated hereby becomes effective (the "Consent Time"), the Information Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. At the time of the filing of any Company Disclosure Document, if any, other than the Information Statement and at the time of any distribution thereof, such Company Disclosure Document will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The foregoing notwithstanding, the Company makes no representation or warranty with respect to any information supplied by Acquisition Company or Merger Sub or any of their representatives which is contained in any of the Company Disclosure Documents.

3.06 BROKERAGE. Except for the Financial Advisor, no broker, agent, or finder has rendered services to the Company in connection with the transaction contemplated under this Agreement.

3.07 OPINION OF FINANCIAL ADVISOR. The Special Committee of Independent Directors of the Company's Board of Directors has received the written opinion of the Financial Advisor, dated as of February 14, 2003, a copy of which has been provided to Acquisition Company, to the effect that the Merger Consideration is fair to the Company's stockholders from a financial point of view. Such opinion was delivered orally to the Board of Directors of the Company not later than the time that consummation of the transactions contemplated hereby was approved by the Company's Board of Directors, and was delivered in writing to the Board of Directors of the Company prior to the execution and delivery of this Agreement. Such opinion has not been withdrawn or modified in any manner adverse to Acquisition Company.

3.08 LIMITATION ON REPRESENTATIONS AND WARRANTIES. Anything elsewhere in this Agreement to the contrary notwithstanding, Acquisition Company and Merger Sub shall not be entitled to any remedy in respect of any inaccuracy or breach by the Company of any representation and warranty set forth in this Article III to the extent that, at or before Closing, any of the members of the Board of Directors of Acquisition Company had actual knowledge of the fact or facts which caused such breach or inaccuracy.

                                   ARTICLE IV

              REPRESENTATIONS AND WARRANTIES OF ACQUISITION COMPANY
                                 AND MERGER SUB

Each of Acquisition Company and Merger Sub hereby represents and warrants to the Company as of the date hereof and as of the Effective Time as follows:

4.01 ORGANIZATION. Acquisition Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Florida and has all requisite corporate power and authority to carry on and conduct its business as it is now being conducted and to own or lease its properties and assets. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida and has all requisite corporate power and authority to carry on and conduct its business as it is now being conducted and to own or lease its properties and assets.

4.02 AUTHORIZATION. Each of Acquisition Company and Merger Sub has the right, power and capacity to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action on the part of Acquisition Company and Merger Sub. This Agreement has been duly and validly executed and delivered by Acquisition Company and Merger Sub and constitutes Acquisition Company's and Merger Sub's respective legal, valid and binding obligation, enforceable in accordance with its terms.

4.03 NO CONFLICT. Except as set forth on Schedule 4, the execution and delivery of this Agreement by Acquisition Company and Merger Sub, the consummation of the transactions contemplated herein by Acquisition Company and Merger Sub, and the performance of the covenants and agreements of Acquisition Company and Merger Sub herein will not, with or without the giving of notice or the lapse of time, or both, (i) violate or conflict with any of the provisions of the Certificate of Incorporation or bylaws of Acquisition Company or the Certificate of Incorporation or bylaws of Merger Sub; or (ii) violate, conflict with or result in breach or default under or cause termination of any term or condition of any mortgage, indenture, contract, license, permit, instrument, trust document, will, or other agreement, document or instrument to which Acquisition Company or Merger Sub is a party or by which Acquisition Company or Merger Sub or either such party's respective properties may be bound; or (iii) violate any provision of law, statute, rule, regulation, court order, judgment or decree, or ruling of any governmental authority, to which Acquisition Company or Merger Sub is a party or by which Acquisition Company or Merger Sub or the respective properties of either such party may be bound; or (iv) result in the creation or imposition of any lien, claim, charge, restriction, security interest or encumbrance of any kind whatsoever upon any asset of Acquisition Company or Merger Sub.

4.04 DISCLOSURE. No representations, warranties, assurances or statements by Acquisition Company or Merger Sub in this Agreement and no statement contained in any document, certificates or other writings furnished or to be furnished by Acquisition Company or Merger Sub (or caused to be furnished by Acquisition Company or Merger Sub) to the Company or any of its representatives pursuant to the provisions hereof contains or will contain any untrue statement of material fact, or omits or will omit to state any fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading.

4.05 BROKERAGE. No broker, agent, or finder has rendered services to Acquisition Company or Merger Sub in connection with the transaction contemplated under this Agreement.

4.06 REQUIRED FILINGS AND CONSENTS. The execution and delivery of this Agreement by Acquisition Company and Merger Sub does not, and the performance of this Agreement by Acquisition Company and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements, if any, of the Exchange Act, Blue Sky Laws and filing and recordation of appropriate merger documents as required by the FBCA and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have a Material Adverse Effect on Acquisition Company or Merger Sub or prevent or delay the performance by Acquisition Company or Merger Sub of any of their respective obligations under this Agreement or the consummation of the Merger.

4.07 INFORMATION FOR COMPANY DISCLOSURE DOCUMENTS. The information supplied by Acquisition Company and Merger Sub for inclusion in the Company Disclosure Documents shall not contain any untrue statement of material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading (i) in the case of the Information Statement at the time the Information Statement or any amendment or supplement thereto is first mailed to stockholders of the Company and at the Stockholder Action Time and (ii) in the case of any Company Disclosure Document other than the Information Statement, at the time of the filing thereof and at the time of any distribution thereof and the Stockholder Action Time. The foregoing notwithstanding, neither Acquisition Company nor Merger Sub make any representation or warranty with respect to any information supplied by the Company or any of its representatives which is contained in any of the foregoing documents.

4.08 FINANCING. Acquisition Company will have sufficient funds to enable it to make timely payment of the Merger Consideration multiplied by the Company Shares in accordance with the terms hereof.

                                    ARTICLE V

                                    COVENANTS

5.01 CONDUCT OF THE BUSINESS PENDING THE MERGER.

(a) The Company covenants and agrees that between the date of this Agreement and the Effective Time, unless Acquisition Company shall otherwise agree in writing, the business of the Company shall be conducted only in, and the Company shall not take any action except in, the ordinary course of business and in a manner consistent with prior business practices.

(b) The Company agrees and covenants that between the date of this Agreement and the Effective Time, the Company shall not:

(i) declare or pay any dividends on or make other distributions in respect of any of its capital stock;

(ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

(iii) purchase or otherwise acquire, any shares of its capital stock; or

(iv) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into any such shares of its capital stock, or any rights, warrants or options to acquire any such shares or convertible securities, other than issuance of shares of common stock of the Company upon the exercise of Options outstanding as of the date of this Agreement.

5.02 ACCESS. From the date of this Agreement through the Closing Date, the Company shall (i) provide Acquisition Company and its designees (including officers, counsel, accountants, actuaries, and other authorized representatives) with such information as Acquisition Company may from time to time reasonably request with respect to the Company (ii) provide Acquisition Company and its designees access during regular business hours to the books, records, offices, personnel, counsel, accountants and actuaries of the Company, as Acquisition Company or its designees may from time to time reasonably request; and (iii) permit Acquisition Company and its designees to make such inspections thereof as Acquisition Company may reasonably request. Any investigation shall be conducted in such a manner so as not to interfere unreasonably with the operation of the business of the Company. No such investigation shall limit or modify in any way the Company's obligations with respect to any breach of its representations, warranties, covenants or agreements contained herein. Information afforded or furnished to Acquisition Company by the Company pursuant to this Section 5.02 shall be kept confidential by and shall not be disclosed to third parties by them except: (a) with the prior written consent of the Company; (b) as may be required by law, regulation or by legal process (including by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process); or (c) as may be necessary in connection with the consummation of the Merger.

5.03 FURTHER ACTION; REASONABLE EFFORTS. Upon the terms and subject to the conditions hereof, each of the parties hereto shall use commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Merger, including, without limitation, using commercially reasonable efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company as are necessary for the consummation of the Merger and to fulfill the conditions to the Merger. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Acquisition Company, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Acquisition Company, any other actions and things they may reasonably deem desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

5.04 INFORMATION STATEMENT. As soon as practicable, the Company shall file with the Commission under the Exchange Act, and shall use commercially reasonable efforts to have cleared by the Commission, an information statement with respect to the stockholder consent action referred to herein (the "Information Statement") and, together with Acquisition Company, a Schedule 13E-3 as required by the rules and regulations of the Commission. Acquisition Company and the Company shall also take any action required to be taken under Blue Sky Laws in connection with the Merger. Acquisition Company and the Company shall cooperate with each other in taking such action and in the preparation of the Information Statement and Schedule 13E-3. Each of the Company, Acquisition Company and Merger Sub agrees to use commercially reasonable efforts, after consultation with the other parties hereto, to respond promptly to all such comments of or requests by the Commission and to cause the Information Statement and all required amendments and supplements thereto to be mailed to the holders of Company Shares who would be entitled to vote at a stockholder meeting at the earliest practicable time. The Information Statement shall include (i) the recommendation of the Board of Directors of the Company that the stockholders of the Company approve and adopt this Agreement, unless the Board of Directors, after consultation with counsel, determines to withdraw such recommendation in light of their respective applicable fiduciary duties, and (ii) the opinion of Advisor that the Merger Consideration to be received by the holders of Company Shares in the Merger is fair to such holders from a financial point of view. The Company shall not be required to solicit from holders of Company Shares entitled to vote at a stockholders meeting proxies in favor of such approval. In the stockholder consent action, Acquisition Company shall cause any shares of common stock of the Company then owned by Acquisition Company to be voted in favor of the approval and adoption of this Agreement and the Merger.

5.05 INDEMNIFICATION.

(a) Acquisition Company will cause the charter and bylaws of the Surviving Corporation as in effect at the Effective Time to contain the indemnification provisions that the Company's charter and bylaws contain on the date hereof and will not permit those provisions to be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at or prior to the Effective Time were directors, officers, employees or agents of the Company.

(b) After the Effective Time, the Surviving Corporation will, to the fullest extent permitted under applicable law, indemnify and hold harmless each director, officer, employee and agent of the Company on the date hereof (each, together with such person's heirs, executors or administrators, an "Indemnified Person" and collectively, the "Indemnified Persons") against any costs or expenses (including without limitation attorneys fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation (each, whether civil, criminal, administrative or investigative, a "Claim"), arising out of, relating to or in connection with any action or omission occurring prior to the Effective Time (including, without limitation, acts or omissions, in connection with such persons serving as an officer, director or fiduciary of any entity if such service was at the request or for the benefit of the Company) or arising out of or pertaining to the transactions contemplated by this Agreement. In the event of any such actual or threatened Claim (whether arising before or after the Effective Time), (i) the Company and the Surviving Corporation, as the case may be, will pay the reasonable fees and expenses of counsel selected by the Indemnified Persons, promptly after statements therefore are received and will pay all other reasonable expenses in advance of the final disposition of that Claim, and (ii) the Surviving Corporation will cooperate and use all reasonable efforts to assist in the vigorous defense of any such Claim.

(c) In the event the Surviving Corporation or Acquisition Company or any of their successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of that consolidation or merger or (ii) transfers all or substantially all its properties and assets to any person, then and in each such case Acquisition Company and the Surviving Corporation will cause proper provisions to be made so that the successors and assigns of the Surviving Corporation or Acquisition Company assume the obligations set forth in this Section.

(d)  For a  period  of  six  years  after  the  Effective  Time,  the  Surviving
Corporation will cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company and its subsidiaries (provided that Acquisition Company may substitute therefore policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous in any material respect to the Indemnified Persons and which coverages and amounts must be no less than the coverages and amounts provided at that time for Acquisition Company's directors and officers) with respect to matters arising at or before the Effective Time; provided, however, that Acquisition Company will not be required to pay an annual premium for such insurance coverage in excess of 2 times the annual premium amount paid by the Company for such coverage as of the date hereof.

(e) The rights of each Indemnified Person hereunder will be in addition to any other rights such Indemnified Person may have under employment or indemnification agreements with the Company, the charter or bylaws of the Company, under the FBCA or otherwise. The provisions of this Section will survive the consummation of the Merger and expressly are intended to benefit each of the Indemnified Persons. Acquisition Company will pay all reasonable expenses, including reasonable attorneys' fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section.

5.06 PUBLIC ANNOUNCEMENTS. Acquisition Company, Merger Sub and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Merger and shall not issue any such press release or make any such public statement without the other party's prior consent, except as may be required by law, stock exchange, or similar rule or regulation, in which case Acquisition Company or the Company, as applicable, shall use its reasonable efforts to consult with the other party before issuing such release or making any such public statement.

5.07 NOTICE OF CERTAIN MATTERS. The Company shall give prompt written notice to Acquisition Company specifying in reasonable detail:

(a) Any notice of, or other communication relating to, a default or event which, with notice or lapse of time or both, would become a material default under any agreement, indenture or instrument material to the business, assets, property, condition (financial or otherwise) or the results of operations of the Company, taken as a whole, to which the Company is a party or is subject;

(b) Any material notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement;

(c) Any material notice or other communication from any regulatory authority (including the Commission) in connection with the transactions contemplated by this Agreement;

(d) Any event which has or would result in a Material Adverse Effect on the Company;

(e) Any claims, actions, proceedings or investigations commenced or, to the Company's knowledge, threatened, involving or materially affecting the Company or any of its properties or assets or, to the Company's knowledge, any employee, consultant, director or officer, in his or her capacity as such which, if pending on the date hereof, would have been required to have been disclosed pursuant to this Agreement or which relates to the consummation of the Merger; and

(f) Any event or action which, if known on the date hereof, would have caused a representation or warranty set forth in Article III hereof to be untrue or incomplete or incorrect in any material respect or would have required it to have been disclosed pursuant to this Agreement.

5.08 DISSENTING STOCKHOLDERS. The Company shall give Acquisition Company prompt notice of any demands received by the Company for appraisal of shares pursuant to the FBCA, and Acquisition Company shall have the right to direct all negotiations and proceedings with respect to such demands.

5.09 WRITTEN CONSENT. As soon as reasonably practicable, but in any event prior to the date the Information Statement is mailed to the Company's shareholders, the members of Acquisition Company shall execute and deliver to the Company a stockholder written consent approving this Agreement and the transactions contemplated hereby.

                                   ARTICLE VI

                                   CONDITIONS

6.01 CONDITIONS TO THE OBLIGATIONS OF EACH PARTY. The respective obligations of Acquisition Company and Merger Sub on the one hand and the Company on the other hand to effect the Merger are subject to the satisfaction of the following conditions, unless waived in writing by all parties:

(a) Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by the requisite affirmative written consent or vote of the stockholders of the Company to the extent required by the FBCA and the Company charter and bylaws.

(b) No Order. No United States or state governmental authority or other agency or commission or United States or state court of competent law shall have issued any rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of: (i) making the acquisition of Shares by Acquisition Company illegal or otherwise restricting, preventing or prohibiting consummation of the Merger; (ii) seeking to prohibit or limit materially the ownership or operation by the Company or Acquisition Company of all or any material portion of the business or assets of the Company or Acquisition Company as a result of the Merger; or (iii) compelling the Company or Acquisition Company or any of their respective subsidiaries or affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company, Acquisition Company or Merger Sub as a result of the Merger; provided, however, that each of the parties shall have used commercially reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as practicable any injunction or other order that may be entered.

(c) Consents and Approvals. Each of the Company and Acquisition Company shall have received or be reasonably satisfied that it will receive all consents and approvals contemplated by this Agreement and any other consents of third parties necessary in connection with the consummation of the merger including the consent of Imagine Investments, Inc.,if the failure to obtain any such consent would have a Material Adverse Effect on the Company.

                                   ARTICLE VII

                                     CLOSING

7.01 CLOSING DATE. Subject to the satisfaction or waiver of the conditions set forth herein, the consummation of the Merger (the "CLOSING") shall take place at 11:00 a.m. Eastern Time on or before March 31, 2003 in the offices of the Company, 7800 Belfort Parkway Suite 100, Jacksonville, FL 32256 or on such other date at such other time and place as to which the parties shall agree (the "CLOSING DATE").

                                  ARTICLE VIII.

                          TERMINATION PRIOR TO CLOSING

8.01 TERMINATION OF AGREEMENT. This Agreement may be terminated at any time prior to the Closing:

(a) By the mutual written consent of the Company and Acquisition Company;

(b) By either of the Company or Acquisition Company in writing, without liability, if there shall be any order, writ, injunction or decree of any court or governmental or regulatory agency binding on the Company, Acquisition Company or Merger Sub, which prohibits or restrains the Company, Acquisition Company or Merger Sub from consummating the Merger, provided, that the Company or Acquisition Company shall have used their reasonable, good faith efforts to have any such order, writ, injunction or decree lifted and the same shall not have been lifted within one hundred eighty (180) days after entry, by any such court or governmental or regulatory agency;

(c) By either the Company or Acquisition Company in writing, without liability, if for any reason the Closing has not occurred by December 31, 2003, other than as a result of the breach of this Agreement by the party seeking to so terminate; or

(d) By Acquisition Company, or by the Company if the Company (i) has withdrawn or modified or amended in any respect its recommendation of the Merger, or (ii) the Company's Board of Directors approves any merger, sale of assets, sale of shares of capital stock or similar transaction involving the Company or any division of the Copmany.

8.02 TERMINATION OF OBLIGATIONS.  Termination of this Agreement pursuant to this
Article VIII shall terminate all obligations of the parties hereunder, except for the confidentiality obligations under Sections 5.02 and the payment obligations under Section 9.07 hereof; provided, however, that termination pursuant to subparagraphs (b), (c) or (d) of Section 8.01 hereof shall not relieve a defaulting or breaching party from any liability to the other party hereto.

                                   ARTICLE IX

                                  MISCELLANEOUS

9.01 ENTIRE AGREEMENT. This Agreement constitutes the sole understanding of the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements among the parties with respect to such subject matter; provided, however, that this provision is not intended to abrogate any other written agreement between the parties executed with or after this Agreement.

9.02 AMENDMENT. No amendment, modification or alteration of the terms or provisions of this Agreement shall be binding unless the same shall be in writing and duly executed by the parties hereto.

9.03 PARTIES BOUND BY AGREEMENT; SUCCESSORS AND ASSIGNS. The terms, conditions and obligations of this Agreement shall inure to the benefit of and be binding upon the parties hereto and the respective successors and assigns thereof. Without the prior written consent of Acquisition Company, the Company may not assign its rights, duties or obligations hereunder or any part thereof to any other person or entity. Each of Acquisition Company and Merger Sub may, upon written notice to the Company and without relieving itself of any liability hereunder, assign its rights and duties hereunder in whole or in part (before or after the Closing) to one or more entities controlling, controlled by or under common control with Acquisition Company.

9.04 COUNTERPARTS. This Agreement may be executed in multiple counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute the same instrument.

9.05 HEADINGS. The headings of the Sections and paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction thereof.

9.06 MODIFICATION AND WAIVER. Any of the terms or conditions of this Agreement may be waived in writing at any time by the party which is entitled to the benefits thereof. No waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar).

9.07 EXPENSES. If the Merger is not consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, subject to the rights of such party with respect to a willful breach, violation or default by another party hereto.

9.08 NOTICES. Any notice, request, instruction or other document to be given hereunder by any party hereto to any other party hereto shall be in writing and delivered personally or sent by registered or certified mail (including by overnight courier or express mail service), postage or fees prepaid, or sent by facsimile with original confirmed by mail, if to the Company or its Board of Directors to:

                  Riverside Group, Inc.
                  7800 Belfort Parkway  Suite 100
                  Jacksonville, FL 32256
                  Attn: Catherine J. Gray, Senior Vice President
                  Fax: (904) 296-0584

                  And:

                  The Special Committee of Independent Directors
                  7800 Belfort Parkway  Suite 100
                  Jacksonville, FL 32256
                  Attn: John Donnelly

                  With a copy to:

                  Cadwalader, Wickersham & Taft
                  100 Maiden Lane
                  New York, New York, 10038
                  Attn: Dennis J. Block

                  If to Acquisition Company or Merger Sub:
                  Wilson Financial Corporation
                  800 Belfort Parkway,  Suite 100
                  Jacksonville, FL 32256
                  Attn: J. Steven Wilson, President
                  Fax: (904) 296-0584

or at such other address for a party as shall be specified by like notice. Any notice which is delivered personally in the manner provided herein shall be deemed to have been duly given to the party to whom it is directed upon actual receipt by such party or the office of such party. Any notice which is addressed and mailed in the manner herein provided shall be conclusively presumed to have been duly given to the party to which it is addressed at the close of business, local time of the recipient, on the third business day after the day it is so placed in the mail or, if earlier, the time of actual receipt and if sent by facsimile, as of the time of receipt if promptly confirmed by mail.

9.09 GOVERNING LAW. This Agreement shall be construed in accordance with and governed by the laws of the State of Florida without giving effect to the principles of conflicts of law thereof.

9.10 NO THIRD-PARTY BENEFICIARIES. With the exception of the parties to this Agreement, there shall exist no right of any person to claim a beneficial interest in this Agreement or any rights occurring by virtue of this Agreement.

9.11 GENDER AND NUMBER. Where the context requires, the use of a pronoun of one gender or the neuter is to be deemed to include a pronoun of the appropriate gender, singular words are to be deemed to include the plural, and vice versa.

9.12 NONSURVIVAL OF REPRESENTATIONS AND WARRANTIES. None of the representations and warranties in this Agreement or any instrument delivered pursuant to this Agreement shall survive the Merger.

9.13 REFERENCES. Whenever reference is made in this Agreement to any Article or Section, such reference shall be deemed to apply to the specified Article or Section of this Agreement to this Agreement.


IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement and Plan of Merger to be duly executed on its behalf as of the date indicated on the first page hereof.

                              THE COMPANY
                              RIVERSIDE GROUP, INC.

                              By /s/ Catherine J. Gray
                                -----------------------------------------------
                                 Catherine J. Gray, Senior Vice President & CFO


                              ACQUISITION COMPANY
                              WILSON, LLC.

                              By /s/ J. Steven Wilson
                              -------------------------------------------------
                                J. Steven Wilson, Manager


                              MERGER SUB
                              RGI MERGER SUB, INC.


                              By /s/ J. Steven Wilson
                              -------------------------------------------------
                                J. Steven Wilson, President

                                  EXHIBIT 1.02


                          FORM OF CERTIFICATE OF MERGER

                              CERTIFICATE OF MERGER

                                       OF

                              RGI MERGER SUB, INC.

                                      INTO

                              RIVERSIDE GROUP, INC.

The undersigned corporation organized and existing under and by virtue of the Florida Business Corporation Act ("FBCA") DOES HEREBY CERTIFY AS FOLLOWS:

FIRST. The names and states of incorporation of each of the constituent corporations of the merger are as follows:

Name State of Incorporation
----------------------------------

         RGI Merger Sub, Inc. Florida
         Riverside Group, Inc. Florida

SECOND. An agreement of merger has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations in accordance with the requirements of Section 607.1101 of the FBCA and written consent of the stockholders of Riverside Group, Inc. has been given in accordance with Section
607.0704 of the FBCA.

THIRD. The name of the surviving corporation is Riverside Group, Inc.

FOURTH. The Articles of Incorporation of Riverside Group, Inc., a Florida corporation, shall be the Certificate of Incorporation of the surviving corporation.

FIFTH. The executed agreement of merger is on file at the office of the surviving corporation, the address of which is 7800 Belfort Parkway, Suite 100, Jacksonville, FL, 32256.

SIXTH. A copy of the agreement of merger will be furnished by the surviving corporation, on request and without cost, to any stockholder of either constituent corporation.




Dated: March __, 2003


RIVERSIDE GROUP, INC.

By___________________________________________
J Steven Wilson, Chairman, President and Chief Executive Officer of Riverside Group, Inc., a corporation organized and existing under the laws of the State of Florida, hereby affirms that the Certificate of Merger is the act and deed of Riverside Group, Inc. and that the facts stated therein are true.

                                                          Exhibit - Item 16 (f)

      DISSENTERS' RIGHTS PROVISIONS OF THE FLORIDA BUSINESS CORPORATION ACT




FLORIDA  LAW

Title: CORPORATIONS
Chapter  607  Florida  Business  Corporation  Act,  Sections  607.1301,607.1302,
607.1320

DISSENTERS RIGHTS

607.1301 Dissenters' rights; definitions.--The following definitions apply to ss.607.1302 and 607.1320:
--------------------------------------------------------------------------------

(1)  "Corporation"  means  the  issuer  of  the  shares  held  by  a  dissenting
shareholder   before  the  corporate   action  or  the  surviving  or  acquiring
corporation by merger or share exchange of that issuer.

(2) "Fair value," with respect to a dissenter's shares, means the value of the shares as of the close of business on the day prior to the shareholders' authorization date, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(3) "Shareholders' authorization date" means the date on which the shareholders' vote authorizing the proposed action was taken, the date on which the corporation received written consents without a meeting from the requisite number of shareholders in order to authorize the action, or, in the case of a merger pursuant to s. 607.1104, the day prior to the date on which a copy of the plan of merger was mailed to each shareholder of record of the subsidiary corporation.

607.1302  Right of shareholders to dissent.

(1) Any shareholder of a corporation has the right to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

(a) Consummation of a plan of merger to which the corporation is a party:

1. If the shareholder is entitled to vote on the merger, or

2. If the corporation is a subsidiary that is merged with its parent under s. 607.1104, and the shareholders would have been entitled to vote on action taken, except for the applicability of s. 607.1104;

(b) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation, other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange pursuant to s. 607.1202, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

(c) As provided in s. 607.0902(11), the approval of a control-share acquisition;

(d) Consummation of a plan of share exchange to which the corporation is a party as the corporation the shares of which will be acquired, if the shareholder is entitled to vote on the plan;

(e) Any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

1. Altering or abolishing any preemptive rights attached to any of his or her shares;

2. Altering or abolishing the voting rights pertaining to any of his or her shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

3. Effecting an exchange, cancellation, or reclassification of any of his or her shares, when such exchange, cancellation, or reclassification would alter or abolish the shareholder's voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

4. Reducing the stated redemption price of any of the shareholder's redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his or her shares, or making any of his or her shares subject to redemption when they are not otherwise redeemable;

5. Making noncumulative, in whole or in part, dividends of any of the shareholder's preferred shares which had theretofore been cumulative;

6. Reducing the stated dividend preference of any of the shareholder's preferred shares; or

7. Reducing any stated preferential amount payable on any of the shareholder's preferred shares upon voluntary or involuntary liquidation; or

(f) Any corporate action taken, to the extent the articles of incorporation provide that a voting or nonvoting shareholder is entitled to dissent and obtain payment for his or her shares.

(2) A shareholder dissenting from any amendment specified in paragraph (1)(e) has the right to dissent only as to those of his or her shares which are adversely affected by the amendment.

(3) A shareholder may dissent as to less than all the shares registered in his or her name. In that event, the shareholder's rights shall be determined as if the shares as to which he or she has dissented and his or her other shares were registered in the names of different shareholders.

(4) Unless the articles of incorporation otherwise provide, this section does not apply with respect to a plan of merger or share exchange or a proposed sale or exchange of property, to the holders of shares of any class or series which, on the record date fixed to determine the shareholders entitled to vote at the meeting of shareholders at which such action is to be acted upon or to consent to any such action without a meeting, were either registered on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held of record by not fewer than 2,000 shareholders.

(5) A shareholder entitled to dissent and obtain payment for his or her shares under this section may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

607.1320  Procedure for exercise of dissenters' rights.

(1)(a) If a proposed  corporate  action  creating  dissenters'  rights  under s.
607.1302 is submitted to a vote at a shareholders' meeting, the meeting noticeshall state that shareholders are or may be entitled to assert dissenters' rights and be accompanied by a copy of ss. 607.1301, 607.1302, and 607.1320. A shareholder who wishes to assert dissenters' rights shall:

1. Deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for his or her shares if the proposed action is effectuated, and

2. Not vote his or her shares in favor of the proposed action. A proxy or vote against the proposed action does not constitute such a notice of intent to demand payment.

(b) If proposed corporate action creating dissenters' rights under s. 607.1302 is effectuated by written consent without a meeting, the corporation shall deliver a copy of ss. 607.1301, 607.1302, and 607.1320 to each shareholder simultaneously with any request for the shareholder's written consent or, if such a request is not made, within 10 days after the date the corporation received written consents without a meeting from the requisite number of shareholders necessary to authorize the action.

(2) Within 10 days after the shareholders' authorization date, the corporation shall give written notice of such authorization or consent or adoption of the plan of merger, as the case may be, to each shareholder who filed a notice of intent to demand payment for his or her shares pursuant to paragraph (1)(a) or, in the case of action authorized by written consent, to each shareholder, excepting any who voted for, or consented in writing to, the proposed action.

(3) Within 20 days after the giving of notice to him or her, any shareholder who elects to dissent shall file with the corporation a notice of such election, stating the shareholder's name and address, the number, classes, and series of shares as to which he or she dissents, and a demand for payment of the fair value of his or her shares. Any shareholder failing to file such election to dissent within the period set forth shall be bound by the terms of the proposed corporate action. Any shareholder filing an election to dissent shall deposit his or her certificates for certificated shares with the corporation simultaneously with the filing of the election to dissent. The corporation may restrict the transfer of uncertificated shares from the date the shareholder's election to dissent is filed with the corporation.

(4) Upon filing a notice of election to dissent, the shareholder shall thereafter be entitled only to payment as provided in this section and shall not be entitled to vote or to exercise any other rights of a shareholder. A notice of election may be withdrawn in writing by the shareholder at any time before an offer is made by the corporation, as provided in subsection (5), to pay for his or her shares. After such offer, no such notice of election may be withdrawn unless the corporation consents thereto. However, the right of such shareholder to be paid the fair value of his or her shares shall cease, and the shareholder shall be reinstated to have all his or her rights as a shareholder as of the filing of his or her notice of election, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim, if:

(a) Such demand is withdrawn as provided in this section;

(b) The proposed corporate action is abandoned or rescinded or the shareholders revoke the authority to effect such action;

(c) No demand or petition for the determination of fair value by a court has been made or filed within the time provided in this section; or

(d) A court of competent jurisdiction determines that such shareholder is not entitled to the relief provided by this section.

(5) Within 10 days after the expiration of the period in which shareholders may file their notices of election to dissent, or within 10 days after such corporate action is effected, whichever is later (but in no case later than 90 days from the shareholders' authorization date), the corporation shall make a written offer to each dissenting shareholder who has made demand as provided in this section to pay an amount the corporation estimates to be the fair value for such shares. If the corporate action has not been consummated before the expiration of the 90-day period after the shareholders' authorization date, the offer may be made conditional upon the consummation of such action. Such notice and offer shall be accompanied by:

(a) A balance sheet of the corporation, the shares of which the dissenting shareholder holds, as of the latest available date and not more than 12 months prior to the making of such offer; and

(b) A profit and loss statement of such corporation for the 12-month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such 12-month period, for the portion thereof during which it was in existence.

(6) If within 30 days after the making of such offer any shareholder accepts the same, payment for his or her shares shall be made within 90 days after the making of such offer or the consummation of the proposed action, whichever is later. Upon payment of the agreed value, the dissenting shareholder shall cease to have any interest in such shares.

(7) If the corporation fails to make such offer within the period specified therefor in subsection (5) or if it makes the offer and any dissenting shareholder or shareholders fail to accept the same within the period of 30 days thereafter, then the corporation, within 30 days after receipt of written demand from any dissenting shareholder given within 60 days after the date on which such corporate action was effected, shall, or at its election at any time within such period of 60 days may, file an action in any court of competent jurisdiction in the county in this state where the registered office of the corporation is located requesting that the fair value of such shares be determined. The court shall also determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his or her shares. If the corporation fails to institute the proceeding as herein provided, any dissenting shareholder may do so in the name of the corporation. All dissenting shareholders (whether or not residents of this state), other than shareholders who have agreed with the corporation as to the value of their shares, shall be made parties to the proceeding as an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident dissenting shareholder either by registered or certified mail and publication or in such other manner as is permitted by law. The jurisdiction of the court is plenary and exclusive. All shareholders who are proper parties to the proceeding are entitled to judgment against the corporation for the amount of the fair value of their shares. The court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have such power and authority as is specified in the order of their appointment or an amendment thereof. The corporation shall pay each dissenting shareholder the amount found to be due him or her within 10 days after final determination of the proceedings. Upon payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares.

(8) The judgment may, at the discretion of the court, include a fair rate of interest, to be determined by the court.

(9) The costs and expenses of any such proceeding shall be determined by the court and shall be assessed against the corporation, but all or any part of such costs and expenses may be apportioned and assessed as the court deems equitable against any or all of the dissenting shareholders who are parties to the proceeding, to whom the corporation has made an offer to pay for the shares, if the court finds that the action of such shareholders in failing to accept such offer was arbitrary, vexatious, or not in good faith. Such expenses shall include reasonable compensation for, and reasonable expenses of, the appraisers, but shall exclude the fees and expenses of counsel for, and experts employed by, any party. If the fair value of the shares, as determined, materially exceeds the amount which the corporation offered to pay therefore or if no offer was made, the court in its discretion may award to any shareholder who is a party to the proceeding such sum as the court determines to be reasonable compensation to any attorney or expert employed by the shareholder in the proceeding.

(10) Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefore, as provided in this section, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger, they may be held and disposed of as the plan of merger otherwise provides. The shares of the surviving corporation into which the shares of such dissenting shareholders would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

History.--s. 120, ch. 89-154; s. 35, ch. 93-281; s. 32, ch. 97-102.